UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month June 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	2021 Investor and Analyst Day, dated June 3, 2021	3

2021 Investor and Analyst Day June 3, 2021

- 2 - 2021 Investor & Analyst Day June 21 Disclaimer This document has been prepared by GRIFOLS, S.A. (GRIFOLS or the “Company”) exclusively for use during the 2021 Investor and Analyst Day on June 3, 2021. Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company. The Company does not assume any liability for the content of this document if used for different purposes thereof. The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. Neither the Company, its subsidiaries nor any entity within the GRIFOLS group or any subsidiaries, the company’s advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement. IMPORTANT INFORMATION This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Royal Legislative Decree 4/2015, of 23 October, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. FORWARD-LOOKING STATEMENTS This document contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward- looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS.

2021 Investor and Analyst Day

Agenda

3:00 - 3:05pm	**Welcome**	
3:05 - 3:15pm	**Introductory Remarks**	*Raimon Grífols*
3:15 - 3:35pm	**Plasma Supply and Manufacturing**	*Eduardo Herrero*
3:35 - 4:50pm	**Innovation Strategy**	*Albert Grífols Coma-Cros, José Terencio, Karoly Nikolich, Joana Sàbat, Antonio Martínez*
4:50 - 5:20pm	**Customer Centricity**	*Lafmin Morgan*
5:20 - 5:35pm	**Break**	
5:35 - 6:05pm	**New Business Models**	*Daniel Fleta, Amarant Martínez, Joel Abelson*
6:05 - 6:25pm	**Finance**	*Alfredo Arroyo*
6:25 - 6:45pm	**Environmental, Social and Governance**	*Thomas Glanzmann, Nuria Pascual*
6:45 - 7:00pm	**Final Remarks**	*Víctor Grífols Deu*
7:00 - 7:30pm	**Q&A**	
7:30pm	**Closing**

- 4 - 2021 Investor & Analyst Day June 21 Building Upon Our Core Commitments Introductory Remarks Raimon Grífols – Co-CEO

- 5 - 2021 Investor & Analyst Day June 21 2020 Grifols Proved Its Resilience and Commitment in 2020 by... Overcoming adversity and adapting to change Recognizing more than ever the generosity of donors for their ongoing contribution toward enhancing people's health and well-being Driving our expansion plan and helping countries achieve plasma self-sufficiency Accelerating our efforts to innovate Expressing our gratitude to our 24,000 employees for their commitment and dedication Strengthening our commitment to patients by ensuring continuous delivery of their treatments

- 6 - 2021 Investor & Analyst Day June 21 The Importance of Plasma Strengthening Our Fundamentals Committed to Sustainability …and Doubling Our Efforts in Three Core Areas

- 7 - 2021 Investor & Analyst Day June 21 A Global Model of Sustainable Plasma 2020: Emphasizing the Importance of Plasma Grifols promotes new business models Acquisition in Canada Joint Venture in Egypt Strategic Alliance in China Only 29% of countries obtain their hemoderivatives through nationally collected plasma (WHO) Since 2010 global plasma collections are growing but U.S. dependency has also been increasing (MRB) In Europe, self-sufficiency levels short fall by 40% (1) 1 “Plasma Flows on a Global Level: Impact and Realities in Europe” Matthew Hotchko, PhD, Marketing Research Bureau, GPS Meeting, October 28-30, 2020. In 2019, 68% of total plasma collected comes from U.S. (from the 57% in 2010) (MRB)

- 8 - 2021 Investor & Analyst Day June 21 First Scientific Journal Dedicated to Plasma Science Plasmatology Plasmatology aspires to become a scientific point of reference in the field of plasma science It gathers all research, from basic research to clinical application

- 9 - 2021 Investor & Analyst Day June 21 Efforts to Secure Plasma Supply and Promote Our Innovation Strategy Strengthening Our Fundamentals 43+ plasma centers +11 +25 +7 Q4 2020 Q1 2021 Q2 2021 7+ plasma centers New business models Latest plasma centers transactions Acquisition of remaining equity (55%) Q3 2020 Acquisition of remaining equity (56%) Q1 2021 Enhancing Egypt’s healthcare infrastructure with the construction of manufacturing installations and 20 plasma centers (2H 2021) Consolidating our position in China, a market with tremendous growth potential Collaborating with national health systems to help them achieve self-sufficiency and better serve patients Hungary

2021
Investor & Analyst Day
June 21

Grifols Continues Its Path of Sustainable Growth

Global Century-Old Company Built On Strong Values and Ethical Principles

Corporate Headquarters
1

Industrial Facilities
16 4

R&D Centers
12

Bioscience Division Centers
5

Diagnostic Division Centers
8

Hospital Division Centers
3

Bio Supplies Division Centers
2


Emeryville
Los Angeles
San Diego
Denver
Memphis
Clayton
Raleigh-Durham
San Carlos
South San Francisco
Montreal
Brazil
Barcelona
Murcia
Bilbao
San Sebastian
Zaragoza
Andorra
Dublin
Leipzig
Düdingen
Alliance with Shanghai RAAS
Fengxian facility
Hefei Tonrol facility
Zhengzhou RAAS
Haikang
Melbourne
Grifols affiliates
Presence through distributors

Operations in **100+ countries**

Subsidiaries in **30+ countries**

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- 11 - 2021 Investor & Analyst Day June 21 Reinforcing Our Governance and Sustainability Strategy Sustainability: A Strategic Pillar Sustainability Policy • Establish the core environmental, social and governance principles and commitments in our business model Sustainability Committee Creation of… • Oversee the integration of financial and non-financial information in our ESG initiatives … to continue driving our sustainability strategy Talent Pool Commitment with Patients and Donors Social Impact Environmental Responsibility Grounded on 4 pillars Integrated in our corporate strategy

- 12 - 2021 Investor & Analyst Day June 21 Accelerating the Execution of Our Expansion Plan Plasma Supply and Manufacturing Eduardo Herrero – President, Bioscience Industrial Group

- 13 - 2021 Investor & Analyst Day June 21 Plasma Operations 1

- 14 - 2021 Investor & Analyst Day June 21 Key Drivers to Support Further Growth Plasma Supply: Leveraging Grifols’ Competitive Advantage Diversification Plasma Center Capacity Business Optimization Strategic alliances and joint ventures to reinforce Grifols’ global expansion Pursuit of business excellence through technology investments and ongoing improvements Sustainable plasma collection growth and expansion with the highest standards of quality and safety Strengthening a global plasma-center network to ensure plasma supply and promote long-term sustainable growth 1 2 3

2021
Investor & Analyst Day
June 21

Plasma Supply: Leveraging Grifols' Competitive Advantage

Multilevel Strategy to Increase Plasma Supply


Volume (Liters of plasma)
2019
COVID19
2020
New Centers
Acquisitions
Efficiencies
Recovery
2021
-15%
Main drivers for increasing plasma supply
1 Donor Center Capacity
2 Diversification
3 Business Optimization

Despite a **significant downturn** in Q2 2020 followed by a gradual recovery, Grifols was able to limit **its plasma supply impact** to 15%

Grifols advances the **execution of its expansion plan** aimed at expanding its plasma collections levels:

- Acquisition of plasma centers in the U.S. and EU
- Opening of new donor centers

Donations per donor **center increase annually** as technology and standardization optimize processes

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2021
Investor & Analyst Day
June 21

U.S. and European Plasma Collections in 2021

Solid Rebound in Germany. Steady Recovery in U.S. Since April


Volume (Liters of plasma)
U.S. Plasma Collections
U.S. Collections vs PY20 (%)
2021 baseline avg. collections
2020 baseline avg. collections
March 31, 2021
May 31, 2021
+10-20% FY2021E vs. 2020A
Europe Plasma Collections
Europe Collections vs PY20 (%)
2021 baseline avg. collections
2020 baseline avg. collections
March 31, 2021
May 31, 2021

- **Exhaustive safety measures** to reduce donor fear factor have contributed to collections recovery
- Global plasma **awareness, acquisitions and donor marketing and recruitment** campaigns have attracted new donor profiles
- Plasma supply **has been supported by acquisitions, new center openings and contracts negotiations**

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- 17 - 2021 Investor & Analyst Day June 21 Advancing the Execution of the Expansion Plan Strengthening Grifols’ Plasma-Center Network 312 58 10 0 100 200 300 400 500 600 2016 2018 2020 2021 2022 2024 2026 171 380 520 • Execution plasma expansion plan since 2016 • Number of plasma centers have duplicated over the last 5 years and continue to grow • More than 500 centers by 2025 • Expansion and diversification plans are ambitious and represent one of Grifols’ main priorities in plasma supply • Third-party supply agreements in the EU and U.S. to secure additional reliable plasma source +12% CAGR Diversification Plasma Center Capacity Business Optimization EU plasma centers U.S. plasma centers ROW plasma centers x2 x3 Number of plasma centers

- 18 - 2021 Investor & Analyst Day June 21 Plasma Centers United States Spain Czech Republic Slovakia Expanding and Diversifying Grifols’ Presence Global Footprint to Support Sustainable Growth Plasma Collection 190 2017 Canada Agreements 9 locations 18 locations ~25 locations 6 locations Diversification Plasma Center Capacity Business Optimization

- 19 - 2021 Investor & Analyst Day June 21 Germany China Egypt Hungary Italy Agreements ~25 locations 8 locations 4 locations 11 locations 27 locations 370 plasma centers Plasma Centers 312 7 48 3 Shanghai RAAS (26.2%): 41 plasma centers GEPD1 (49%): 20 plasma centers Strategic Alliances and JVs 1. GEPD = Grifols Egypt for Plasma Derivatives Diversification Plasma Center Capacity Business Optimization Expanding and Diversifying Grifols’ Presence Global Footprint to Support Sustainable Growth 2021 United States Spain Czech Republic Slovakia Canada

- 20 - 2021 Investor & Analyst Day June 21 Expanding and Diversifying Grifols’ Presence Global Footprint to Support Sustainable Growth Diversification Plasma Center Capacity Business Optimization Recent Plasma Supply Transactions 43 Plasma Centers Across 13 States 7 Plasma Centers in Hungary Grifols continues to expand and diversify its U.S.- based plasma-center network Leveraging mature and licensed centers leads to an immediate increase in plasma supply Through these acquisitions, Grifols broadens its footprint to new states and regions Grifols continues to expand and diversify its access to European plasma adding plasma centers from Hungary This transaction strengthens Grifols’ leadership in Europe in terms of geographic scope and use of EU-approved plasma

2021
Investor & Analyst Day
June 21

Plasma Center Capacity | **Diversification** | Business Optimization

Global Footprint to Support Sustainable Growth

Expanding and Diversifying Grifols' Presence

Strategic Alliance with SRAAS (closed in 2020)


No plasma centers
≤ 10 plasma centers
11 to 20 plasma centers
+20 plasma centers

41 centers in 11 provinces

Plasma Centers	CHINA	SRAAS
Operating	270(1)	38(3)
Under Construction	20(2)	3
Total	**290**	**41**

Source: Reports released by manufacturers. Updated on Apr. 26, 2021
(1)Includes 26 branch centers; (2) includes 2 branch centers; (3) includes 1 branch center

Joint Venture with Egyptian Government (2020)

GRIFOLS EGYPT
FOR PLASMA DERIVATIVES

Bolster **presence in the Middle East and Africa**

Access to new sources of plasma to **reduce dependency on U.S. plasma**

20 plasma collection centers (1ML/year)

Manufacturing facilities:

- Fractionation plant (1ML/year Capacity)
- Purification and fill-and-finish plant
- Plasma and final-product warehouse
- Plasma and product quality control lab

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2021
Investor & Analyst Day
June 21

Plasma Center Capacity | Diversification | Business Optimization

Global Footprint to Support Sustainable Growth

Diversification Supports Business Continuity

Grifols Global Presence by 2022

450 Plasma Centers[1]


5%
10%
13%
72%
USA
EU
China
Egypt

Strategy

- Global footprint and global expansion
- Diversification by:
  - Opening plasma donation centers in new countries
  - Strategic alliances
  - Joint ventures
- Organic and inorganic growth
- New market opportunities
- Increasing presence in the US by acquisitions and new centers

[1] Includes SRAAS plasma centers and Grifols Egypt (JV)

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- 23 - 2021 Investor & Analyst Day June 21 Digital Transformation Leveraging Technology to Optimize Efficiencies • Paperless donor record • Automated manufacturing records using handheld computing devices • Streamlined process flows and reduction of manual verification steps thanks to software automation • Labor optimization via paperless and process automation 2020 2021 2022 2023 2024 BECS Migration Legacy BECS New BECS Diversification Plasma Center Capacity Business Optimization Digital Transformation Benefits Increase business process optimization while improving the donor experience through… • New plasmapheresis device to decrease the donation cycle time and increase yield • Donor screening devices that reduce cycle time and allow for automated data entry Process improvements to enhance the donor experience

- 24 - 2021 Investor & Analyst Day June 21 Integrated Technology to Enhance Donor Experience Leveraging Technology to Optimize Efficiencies Diversification Plasma Center Capacity Business Optimization Donor Segmentation • More new donors • Increasing plasma donations • Loyalty and satisfaction • Diversification • Process efficiency • Greater awareness and education • Reliable and intuitive process Benefits Information from nearly 1 million active donors Plasma-center personnel engage with donors Over 220K donors registered in Donor Hub +13 million emails +100k text messages and push notifications sent to donors Automated marketing campaigns and multiple digital and tech tools Grifolsplasma.com

2021
Investor & Analyst Day
June 21

Plasma Center Capacity | Diversification | Business Optimization

Leveraging Technology to Optimize Efficiencies

Process Enhancement

One Grifols

- Grifols' own production anticoagulant sodium citrate is being rolled out in Grifols' plasma-center network
- Grifols 0.9% sodium chloride is being used in own plasma-centers network



Fleet Management

- Plans to open concept centers in new areas in 2021 and beyond
- Establish Grifols' standards in acquired centers and increase average volume



Testing Optimization

- Grifols' lab testing capacity aligned to support growth (36M+ samples in 2023)
- All U.S. NAT test labs in GDS
- Efforts to optimize testing to increase yield (2ml/donation)
- Significant reduction test turn-around times (~48 hrs)



Talent Development

- Academy continues to deliver virtual programs during Covid-19
- 300+ graduates from Academy's leadership development program
- 19,000+ eLearnings and 30,000 training hours since the establishment of the Academy (2009)


The Grifols Academy

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- 26 - 2021 Investor & Analyst Day June 21 Digital Transformation Leveraging Technology to Optimize Efficiencies Diversification Plasma Center Capacity Business Optimization • New enhanced global plasma management system to benefit all Grifols Plasma Logistics centers • Process optimization and greater efficiencies by scaling it up across all centers • Consolidate all plasma laboratory screening processes into one new corporate/global laboratory information management system • This global system will cover end- to-end plasma laboratory processes • Grifols’ own donor center software management system • Manages donor center activities such as donor and unit suitability and shipments • Establish optimal levels of commitment compensation based on analytics and market environment • Leveraging AI tools to set an adequate volume of plasma donations to meet future demand Logistics Management System Grifols Testing Lab System Artificial Intelligence Grifols Navigation System

- 27 - 2021 Investor & Analyst Day June 21 Expected Improvements Derived From Business Optimization Leveraging Technology to Optimize Efficiencies Diversification Plasma Center Capacity Business Optimization 1 excludes donor commitment compensation 2019 2023 -10% Qualified donor flow time expected to shorten as a result of new technology enhancements: • Legacy BECS transitioned out • Electronic System Appointment • Donor visibility for upcoming donations Qualified Donor Flow Time 2019 2023 +6% Average liters of plasma per centers are increasing as a result of technology to capture higher yield Average Liter per Center 2019 2023 Effectiveness and efficiency initiatives have led to a lower cost per liter due to: • Better balance of labor • Efficiency gain in donor registration process • Paperless process Cost per Liter1 -6%

2021
Investor & Analyst Day
June 21

Donor Commitment Compensation Impact

Leveraging Other Costs

Plasma Center Capacity | Diversification | Business Optimization

Cost per Liter (CPL)


2019
2020
2021
Donor Commitment Compensation
Other Operating Costs

Donor Commitment Compensation

Donor commitment compensation increased in 2020 to recognize donor loyalty, COVID-19 challenges and better compete in the current plasma market

Compensation increase does not imply the same increase on total cost due to the weight of different drivers

Donor commitment compensation represents ~25% of total CPL

Grifols leverages other costs in 2021 to partially offset the donor commitment compensation levels

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- 29 - 2021 Investor & Analyst Day June 21 Manufacturing 2

- 30 - 2021 Investor & Analyst Day June 21 Inventory Levels to Rebound in 2H 2021 Efficient Inventory Management Ensured Ongoing Operations Dec-20 Dec-18 Dec-17 Dec-19 Dec-21 Thanks to strong inventory management policies, Grifols was able to build a significant stockpile of the main 4 proteins and plasma over the last 4 years and partially offset the 2020 impact This position ensures product delivery by enabling an agile response to market variability and uncertainties Inventory levels are expected to grow by the end of 2021 Total Inventory in Liters

- 31 - 2021 Investor & Analyst Day June 21 Operations Supports Product Delivery Strong Inventory Position and Efficient Supply Chain Filling vials per year 2018 2017 2019 2020 2021 +4.1% growth • Packaging vials per year has increased since 2017 • Trend continues to show strong growth • Filling vials per year has been on the rise since 2017 • This trend is evidence of the robust inventory management in place Packaging vials per year 2018 2017 2019 2020 2021 +6.2% growth Grifols’ Filling Operations Grifols’ Packaging Operations

- 32 - 2021 Investor & Analyst Day June 21 Gaining Efficiencies While Reducing Costs Digital Transformation 2019-2023 Digital Transformation Electronic Batch Record (EBR) Plant Information (PI) Virtual Reality Artificial Intelligence Robotic Process Automation (RPA) End-to-End Planning

- 33 - 2021 Investor & Analyst Day June 21 Digital Transformation 2019-2023 2019 2020 2021 2022 Electronic Batch Record (EBR) ▪ Electronic batch record with workflow enforcement, electronic workflow for approval of batch documentation (paperless) Plant Information (PI) ▪ Capture information across the whole site, real-time visibility across production lines Virtual Reality ▪ Virtual reality to support industrial processes including training and virtual tours Artificial Intelligence1 ▪ Application of AI-based behavioral models and supercomputing designs to increase yield in all steps of downstream End-to-End Integrated Planning (E2E) ▪ Supply chain improvement through coordination and automation of the process 1External support until 2021. To start developing internal functional capability in 2022

- 34 - 2021 Investor & Analyst Day June 21 Grifols continues to reinforce its global plasma-center network to secure plasma supply and support long-term sustainable growth Grifols advances the execution of its plasma expansion and plan through diversified organic and inorganic growth, as well as optimized efficiencies Solid recovery expected throughout 2021 Business optimization thanks to technology enhancements including digitalization and a fully integrated supply chain Robust inventory management has ensured essential product deliveries and greater efficiencies Accelerating the Execution of Our Expansion Plan Key Takeaways Innovation-led improvements will drive growth of plasma supply

- 35 - 2021 Investor & Analyst Day June 21 Expanding Our Reach: Disease Management Beyond Plasma-Derived Therapies Innovation Strategy Albert Grífols Coma-Cros – Chief Scientific Innovation Officer Karoly Nikolich – Alkahest’s CEO José Terencio – VP Innovation Joana Sàbat – VP Bioscience Global Marketing Antonio Martínez – President Diagnostic Scientific & R&D

- 36 - 2021 Investor & Analyst Day June 21 Accelerating Grifols’ Innovation Through A New Leadership 1

- 37 - 2021 Investor & Analyst Day June 21 Setting Three Large Hubs Expanding Grifols’ Global Innovation Footprint LA, San Diego, CA Bioscience and Diagnostic Research Triangle Park, NC Bioscience Barcelona, Bilbao and Zaragoza, Spain Bioscience and Diagnostic Düdingen, Switzerland Diagnostic R&D Sites Andorra Immunology Dublin Bioscience 12 R&D sites +30% investment last 3 years 1,100+ employees €1,500M+ investment over the last 5 years Hub SF Area, CA Emeryville, San Carlos & South San Francisco, CA Bioscience and Diagnostic Hub RTP, NC Hub Europe

2021
Investor & Analyst Day
June 21

Grifols' Therapeutic Areas and Platforms

A Pioneering Ecosystem to Promote Knowledge and New Opportunities

Therapeutic Areas

- Neurology
- Immunology
- Hepatology & Intensive Care
- Infectious Diseases
- Hematology
- Pulmonology
- Ophthalmology

Platforms - Technologies

- Plasma Proteomics, Fractionation & Purification
- Single-cell transcriptomics
- Neuronal functional assay platform
- Mammalian cell line for site-directed integration
- Artificial Intelligence informatics
- Immune repertoire capture and analysis
- Machine learning for target discovery
- Therapeutic target selection and validation
- Polyclonal recombinant expression & manufacturing
- Antibody therapeutics
- Small molecule therapeutics

Innovation Ecosystem

GRIFOLS

- GRIFOLS INTERNAL RESEARCH
- STRATEGIC ALLIANCES
- INVESTIGATOR SPONSORED RESEARCH
- EXTERNAL RESEARCH COLLABORATIONS
- INVESTED COMPANIES *(e.g. Araclon, AlbaJuna)*
- NEW PLATFORMS *(e.g. Alkahest, GigaGen)*

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- 39 - 2021 Investor & Analyst Day June 21 Integrating Internal and External Innovation Scientific Innovation Office Albert Grífols Coma-Cros Chief Scientific Innovation Officer Vicente Blanquer VP R&D & Regulatory affairs Karoly Nikolich CEO Alkahest José Terencio VP Innovation, Grifols Innovation and New Technologies (GIANT) Eva Bastida VP Scientific & Medical Affairs Matt Murawski VP Bioscience/ Diagnostic Scientific Development Séamus McCooey Director Global Intellectual Property

- 40 - 2021 Investor & Analyst Day June 21 2020 2030 Sizable, Diversified, Steady Revenue Contribution Grifols’ Innovation Ambition ~4% Revenue from new product launches Progressively incorporating non-plasma assets to balance our plasma portfolio Incorporation of technological platforms which create synergies accelerating internal R&D projects Holistic approach combining both internal and external capabilities Focus on therapeutic areas Patient centricity and beyond 20%+

- 41 - 2021 Investor & Analyst Day June 21 Sizable, Diversified, Steady Revenue Contribution Grifols’ Innovation Ambition By Product 60% 40% 2025 2015 5% 95% Non- plasma Plasma By Category By Source 35% 40% 25% 2015 2025 30% 50% 20% 60% 40% 10% 90% 2025 2015 Guidance R&D investment distribution (includes Internal & External) External Alkahest, GIANT Internal • Late-stage assets synergistic with commercial capabilities • Early-stage assets in winning platforms to build non-plasma capabilities Diversify in Non-plasma, while keeping Plasma in the core Accelerate investment in New Products and Indications R&D to move focus from LCM to New Product/Indications Leverage External Innovation to build long-term capabilities in new fields (therapeutic areas, platforms) • Licensing in & licensing out New Product Lifecycle Mgmt. (LCM) New Indication

2021
Investor & Analyst Day
June 21

A Pipeline to Achieve a Risk-value Balanced Portfolio

Delivering A Comprehensive Pipeline to Support Our Patients

	Discovery	Pre-Clinical	Phase 1	Phase 2	Phase 3	Phase 4 / Regulatory	LCM
Immunology	2 GRI programs 1 GIGA program	**rSCIG** Spike in PdIG with enriched libraries (PID)		**SCIG/IVIG** SIDs-CLL	**IVIG-PEG**	**Xembify®** Europe **Xembify®** Bi-weekly dose	**Xembify®** Prefilled syringes
Hepatology	2 GRI programs				**Albumin 20%** ACLF (APACHE) **Albumin 5%** Decompensated Cirrhosis (PRECIOSA)		**FlexBag®** US **FlexBag®** EUR
Pulmonology		**Alpha-1 AT** Non-cystic fibrosis bronchiectasis		**Alpha-1 AT 15% (SC)** AAT deficiency		**Prolastin-C®** EUR (SPARTA)	**Prolastin®** EU 4-5gr vials
Haematology	2 GRI programs	**ATIII** New indication **Fibrinogen** Acquired Deficiency			**Fostamatinib***** AIHA indication **Fibrinogen** Congenital Deficiency and severe hypofibrinogen		
Ophthalmology / Others	6 GRI programs 3 ALK programs 2 GIGA programs	**GIGA 564** Anti-CTLA-4 Oncology		**AKST4290** & DR	**Fibrin Sealant** Biosurgery pediatric Use		
Infectious Diseases	4 GRI programs 2 GIGA programs	**IgM** Bacteremia **HIV Antibody** HIV** **GIGA 2070** COVID-19	**GIGA 2050** COVID-19				
Neurology	3 GRI programs 5 ALK programs			**GRF6019** AD **ABvac40** AD **GRF6021** PD with Dementia **AKST4290** PD			

* Alkahest; ** Project of AlbaJuna (Grifols' invested company); *** Licensed rights from Rigel Pharmaceuticals in EU and other countries

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- 43 - 2021 Investor & Analyst Day June 21 Caption R&D Commercial

- 44 - 2021 Investor & Analyst Day June 21 Changing the Course in Neurology 2

- 45 - 2021 Investor & Analyst Day June 21 Increasing Incidence of Dementia Dementia: A Global Challenge, a Personal Reality >50 80 152 2021 2030 2050 x3 Dementia Incidence Worldwide (in Million people) Sources: WHO, Alzheimer’s Disease International, Worlds Alzheimer Report 2015, https://www.alz.org/alzheimers-dementia/what-is-dementia 1T 2T 2018 2030 x2 Dementia Total Costs (in USD T) Dementia involves loss of memory, language, problem-solving and other thinking abilities that are severe enough to interfere with daily life We are facing a global challenge to find a cure, improve treatment, and ensure enough resources to enable people to live well with dementia “One of the major challenges of our generation”

- 46 - 2021 Investor & Analyst Day June 21 5th Leading Cause of Death in the World Slowing Down Alzheimer’s Progression: An Urgent Unmet Need Worldwide Prevalence % of Dementia Cases By Age Mortality >35 million >65y/o Majority are leading cause of mortality 5th dementia cases 60-70% Accounts for 200,000 <65 y/o have younger-onset AD but… Alzheimer’s worsens over time. It is a progressive disease , where dementia symptoms gradually worsen over a number of years No current cure, but treatments for symptoms are available and research continues patients Sources: Alzheimer’s Disease International, Worlds Alzheimer Report 2015, https://www.alz.org/alzheimers-dementia/what-is-dementia

2021
Investor & Analyst Day
June 21

Slowing Down Parkinson's Progression: An Urgent Unmet Need

Seeking New Mechanisms and Agents Without Burdensome Side Effects

- **Parkinson Disease Dementia (PDD)** is a **complex neurodegenerative disorder** where each patient experience different combination of motor and non-motor symptoms
- **Current treatments address symptoms only** and late stage pipeline unlikely to change treatments algorithm

Worldwide Prevalence

>10 million
patients

prevalence of dementi a in Parkinson Disease is close to
30%



Increasing Trend

Prevalence growing
due to aging population and longer disease duration



By Gender

Men are more likely
to have PDD



x1.5

Total Costs

$52 billion /year
healthcare costs in the U.S.

$

Sources: Parkinson Foundation; Aarsland D, Kurz MW. The epidemiology of dementia associated with Parkinson disease. J Neurol Sci. 2010 Feb 15;289(1-2):18-22. doi: 10.1016/j.jns.2009.08.034. Epub 2009 Sep 4. PMID: 19733364

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- 48 - 2021 Investor & Analyst Day June 21 Our Innovation Strategy in Neurogenerative Diseases (ND) Holistic Approach to These Urgent Unmet Needs Diseases Mechanism of Action (MoA) Products Strategy Focus Understanding the molecular basis of ND and those related with aging Antibody, small molecules, RNA-based drugs, plasma-derived drugs, etc… to be developed according to the validated therapeutic target Disease-modifying therapies Treating symptoms vs.

2021
Investor & Analyst Day
June 21

R&D Efforts Covering the Whole Development Path

Our Innovation Strategy in Neurogenerative Diseases (ND)

Discovery

Plasma Proteome Chronokines

Understanding of **plasma at the molecular level** in healthy and disease states

Discovery of **Chronokines**
proteins with biological impact changing with age

Expanding a pipeline of therapeutic plasma fractions, small molecules, antibodies

Explore **therapeutic benefit** of plasma proteins in a wide range of CNS[1] disorders

Clinical Development Programs

Plasma Fractions & Small Molecules

GRF-6019
GRF-6021
Proprietary plasma fraction inducing neurogenesis
2 clinical programs in AD and PD patients with dementia in **phase II**

ASKT-4290
Small molecule, antagonist of CCR3
in PD patients in **phase II**

Active Immunotherapy

Aβvac40
vaccine against Aβ40
Placebo-controlled **AB1601** trial in **120 very early AD and MCI**[2] patients in **phase II**

ambar

Two Pillar Strategy

Plasmapheresis
+
Albumin replacement

Remove toxic moieties from systemic and brain compartments

Restore pharmacological properties of Albumin

Reference centers

[1] Central Nervous System; [2] Mild Cognitive Impairment

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- 50 - 2021 Investor & Analyst Day June 21 The Language of this Communication Encodes Health and Disease Plasma Is the Body’s Highway of Communication We Apply Rigorous, Innovative Science to Derive Breakthrough Therapeutics from Plasma The Balance in Plasma Proteins Determines Growth, Tissue Homeostasis, Apoptosis

- 51 - 2021 Investor & Analyst Day June 21 We Are “Molecularizing” Plasma Plasma Is a Rich Source of Proteins With Therapeutic Potential We identify proteins in plasma that regulate vital functions in aging and disease We have gained an unprecedented Understanding of Plasma Fractions 1 2 3 4 Whole Plasma Fraction

- 52 - 2021 Investor & Analyst Day June 21 Cutting Edge Functional Readouts Cohort & Plasma Fraction proteomics Integration with AI and bioinformatics Single cell transcriptomics Multi Organ MoA ‘omics Neurology Ophthalmology Frailty Opportunistic Baseline 14 21 28 35 42 49 0 2 4 6 8 10 12 14 P a w W i t h d r a w a l T h r e s h o l d ( g ) Mechanical Allodynia (Von Frey) Sham Vehicle PF rh Albumin Days post CCI *** **** **** **** CCI treatment ** **** **** **** **** **** Imaging Behavior Understanding Plasma at a Molecular Level Our Research Platform Platform Protein Validation Indication Specific Validation

- 53 - 2021 Investor & Analyst Day June 21 Innovation From Deep Analysis of the Plasma Proteome Plasmatology 7597 proteoforms Treatment Treatment Treatment Treatment 0.5 - 0.5 0 1000s of Proteins Across Aging & Diseases Alzheimer’s disease treatment with plasma protein fraction

- 54 - 2021 Investor & Analyst Day June 21 Decoding Causal Relations of Disease Processes Molecular Choreography of Aging and Disease

- 55 - 2021 Investor & Analyst Day June 21 Proteomics Lead the Way to Disease Mechanisms Unprecedented Knowledge Base for Plasma-Derived Therapeutics Plasma Fractions & Small Molecules Best-in-class Plasma Proteomics Most extensive profiling (>10,000 proteins) of healthy aging and diseases Mass spectrometry, multiple array technologies Differentiation between multiple diseases states (>60) Increased interpretability of diseases by clustering Alzheimer’s Disease Associated Proteins

- 56 - 2021 Investor & Analyst Day June 21 Novel Therapeutic Candidates From Plasma Plasma Fraction Improves Parkinson’s Disease Dementia Dosing 1 Visit s 5 daily doses 5 daily doses Visit s End of Study Baseline Dosing 2 • Dementia associated with Parkinson’s disease • Randomized placebo-controlled study • Two dosing periods of Plasma protein fraction Study Design Results Cognitive functions improved Statistically meaningful differences between Plasma Fraction and Placebo Safety and tolerability of dosing paradigm favorable Effect size superior as compared with currently used cognitive enhancer agents GRF6021: D-KEFS Letter Fluency Improvement I m p r o v e m e n t 2.8 2.6 3.2 5.3 St udy Drug DKEFS Difference From Placebo Across Various Studies From Baseline to Week 24 Rivastigmine Donepezil 5mg Donepezil 10mg GRF6021 Rivastigmine1 Donepezil Donepezil GRF6021 5mg2 10mg2 Superior Cognitive Effect to Standard of Care Improvement 1 Schmitt FA, Farlow MR, Meng X, Tekin S, Olin JT. Efficacy of rivastigmine on executive function in patients with Parkinson's disease dementia. CNS Neurosci Ther. 2010;16(6):330-336. doi:10.1111/j.1755-5949.2010.00182.x; 2 Dubois B, Tolosa E, Katzenschlager R, Emre M, Lees AJ, Schumann G, Pourcher E, Gray J, Thomas G, Swartz J, Hsu T, Moline ML. Donepezil in Parkinson's disease dementia: a randomized, double-blind efficacy and safety study. Mov Disord. 2012 Sep 1;27(10):1230-8. doi: 10.1002/mds.25098. Epub 2012 Aug 22. PMID: 22915447

2021
Investor & Analyst Day
June 21

Plasma Fraction Improves Mild-to-Moderate Alzheimer's Disease

Functional Improvements in Cognition and Daily Activities

Study Design


Dosing 1
Dosing 2
Baseline
5 daily doses
Visits
5 daily doses
Visits
End of Study

- Mild to Moderate Alzheimer's Disease (MMSE 12-24)
- Two doses: **100mL and 250mL GRF6019**
- **Two dosing periods** of Plasma protein fraction

Results

Cognitive and daily activity functions **improved**

Safety and tolerability of two doses (100mL and 250mL per day for 5 days) **favorable**

Cognitive and functional improvements supported by large number of preclinical mechanistic studies

Additional placebo-controlled studies will be required

Analysis of plasma fractions ongoing


ADAS–cog Change from Baseline
0
3
6
Source
Alkahest
Historic

- ADAS-cog 11 change from baseline
- Comparison to historic controls


ADCS–ADL Change from Baseline
0
3
6
Source
Alkahest
Historic

- Activities of daily living (ADCS-ADL23) change from baseline
- Comparison to historic controls

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- 58 - 2021 Investor & Analyst Day June 21 Plan to Open Reference Centers to Gather RWD1 on Alzheimer’s Disease Moving Forward With the AMBAR Project 1 Real World Data Based on current AMBAR data of Plasmapheresis + Albumin replacement Objectives Sites To implement current AMBAR treatment in selected centers To create Real World Data (RWD) to produce Real World Evidence (RWE) To test the model prior to a wider spread Barcelona Fundació ACE Site in operation Next candidate countries

- 59 - 2021 Investor & Analyst Day June 21 Moving Forward With the AMBAR Project

- 60 - 2021 Investor & Analyst Day June 21 Advancing Care in Immunology 3

- 61 - 2021 Investor & Analyst Day June 21 18% 30% 52% PID SID Others IG Replacement Therapy as the Mainstay Treatment for PID and SID Patients Primary and Secondary Immunodeficiency Driving IG Demand IG Use by Indication 1 MRB 2018: Analysis of Ig market in the U.S. 2018 and Forecast to 2025: 2 Bousfiha et al. Primary Immunodeficiency Diseases Worldwide: More Common than Generally Thought. J Clin Immunol. 2013; 33:1-7; 3 Internal Estimate ; 4 Chronic Lymphocytic Leukemia PID and SID make up 48% of IG usage1 2018-2025 CAGR by Indication (IG volume)3 9.3% 5.6% 6.4% 8.1% 9.4% 8… 9.5% 6.2% 7.1% 8.6% 6.0% PID CLL 4 Other conditions Underdiagnosed by 50% 2 Strong growth in PID/SID, derived from increasing awareness and broader risk identification for PID diagnosis and new SID indications <10% eligible CLL patients receive IG therapy * *SID to underlying disease or treatment *

- 62 - 2021 Investor & Analyst Day June 21 0 10.000 20.000 30.000 40.000 50.000 60.000 70.000 80.000 CLL is the Fastest Growing Patient Segment for IG Therapy Expanding IG Replacement Therapy to Thousands of CLL Patients U.S. CLL Patients Forecast 4 (in Thousands) +12% CLL patients prescribed IG therapy expected to grow significantly HGG1 occurs in up to 85% of patients with CLL (due to malignancy itself and/or treatment)2,3 mortality >60% Associated with a high rate of infections that account for Program to include both IVIG and SCIG for CLL SID U.S. indication. Unique for SCIG Opportunity to add clinical evidence to differentiate IG portfolio in markets with approved SID indications 1 Hypogammaglobulinemia; 2 Friman V et al. Hematol Oncol. 2016;1-12: doi 10.1002/hon.2323 [Epub ahead of print]; 3 Seppänen M. Clin Exp Immunol. 2014;178(Suppl 1):10-13; 4 Internal data Expected launch: 2026

- 63 - 2021 Investor & Analyst Day June 21 Offering CLL Patients Flexibility in Site of Care High Market Potential for Gamunex® and Xembify® in CLL https://www.lls.org/facts-and-statistics/facts-and-statistics-overview/facts-and-statistics CLL 38% Leukemia Cases ~4% of IG sales 262m >1bn 2021 2031 x4 U.S. CLL IG Market Potential (in €) U.S. Leukemia Prevalence 376,508

- 64 - 2021 Investor & Analyst Day June 21 Offering a Better Home Treatment Experience Improving Flexibility and Convenience Xembify® Pre-filled Syringes Xembify® Biweekly Dosing Ease of use and time-saving process Accurate pre-measured dosing Reduces medical supply waste Offering broader administration options provides a greater opportunity for treatment satisfaction and patient empowerment, which may support high levels of patient compliance Expected launch: 2023 Expected launch: 2024 Ideal for self-administration (manual push) and compatible with infusion pumps Potentially helping to reduce medication errors Faster infusion rate (60ml/h) Adds flexibility with new dosing regimen option Potential improvement in patient quality of life Opportunity to individualize dosing frequency

- 65 - 2021 Investor & Analyst Day June 21 Smart Pump System Advancing Towards Cutting-Edge Delivery Systems Opportunity to leverage digital health platform to improve patient outcomes Improving IVIG & SCIG home infusion treatment experience Simplify the infusion process, improve ease of use, and add mobility/freedom Bluetooth connectivity to an app/dashboard Superior features over disposable wearable devices Expected launch: 2023

- 66 - 2021 Investor & Analyst Day June 21 Shaping Cirrhosis Management in Hepatology 4

- 67 - 2021 Investor & Analyst Day June 21 Our Cirrhosis Management Perspective Combination of Acute Treatment and Long-Term Albumin Use 1 Internal estimates; 2 Acute on chronic liver failure; 3 Volk et al. Hepatol. Comm. VOL. 4, NO. 8, 2020  Decompensated Cirrhosis >14.5 million High prevalence patients1 Quality of life is often poor High burden for patients, caregivers and society Total Costs >$9.5 billion /year in the U.S.3 Liver transplant is the only procedure available today to avoid further complications and death Grifols extensive research and clinical program with innovative Albumin treatment approaches offers opportunities to patients by slowing disease progression and bridging for liver transplant Resolution Regression 2 Multiple organ failure + Systemic inflammation

2021
Investor & Analyst Day
June 21

Shaping the Future of Albumin

Our Innovation Strategy in Hepatology

Albumin

Most abundant protein in the body

Focus of investigation for more than **15 years**

Clinical & non-clinical program

to understand **Albumin's role** in health and disease

these investigations…

Concept of **albumin as a pharmaceutical with a multifactorial Mechanism of Action**

(focusing in hepatology and other diseases like Alzheimer)

Key discoveries in understanding Albumin's therapeutical potential

- Albumin is widely used as a volume replacement/ expander fluid as a volume replacement/ expander fluid[1]
- Albumin is shown to be altered in disease[2,3]
- Albumin infusion shows clinical improvement in decompensated cirrhosis[4]
- Plasma Protein Replacement with albumin may provide benefits across different diseases[5,6]
- Investigations into albumin's potential use as a drug in complex diseases are underway

[1] Vincent JL et al. Crit Care. 2014;18(4):231; [2] Garcia-Martinez R et al. Hepatology. 2013;58(5):1836-46; [3] Costa M et al. J Alzheimers Dis. 2018;63(4):1395-404; [4] Caraceni P et al. Lancet. 2018; [5] Boada M et al. Alzheimers Dement (N Y). 2019;5:61-9; [6] Laleman W et al. Can J Gastroenterol Hepatol. 2018;2018:1027152

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2021
Investor & Analyst Day
June 21

Exploring the Full Potential of Albumin

More Than Just a Volume Expander


Main transporter
(fatty acids, drugs, metabolites, metals, Aβ[1])
Maintains intravascular volume
Main extracellular antioxidant
Free radical scavenger[2]
Most abundant protein
(Plasma & CSF)
Immunomodulatory effects[3]

[1] Biere AL et al . J Biol Chem. 1996;271:32916–32922; [2] Colombo G et al. Antioxid. Redox Signal. Dec 2012.1515-1527.http://doi.org/10.1089/ars.2012.4702; [3] Casulleras M et al. Sci. Transl. Med. 2020; Vol. 12, Issue 566, eaax5135

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2021
Investor & Analyst Day
June 21

Albumin Acts as a Multi-Target Disease-Modifying Agent

Its Function Correlates With Clinical Outcomes in Advanced Cirrhosis


Baseline
[Alb]
Alb transport
Alb oxidation
Alb glycation
Disease severity
Albumin treatment
Along Treatment
[Alb]
Alb transport
Alb oxidation
Disease severity

** Decompensated Cirrhosis & ACLF*

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Sources: Hornillo et al. J. Hepat. 73:S756; The International Liver Congress. August 25-28 2020 ; Hornillo et al. The international Liver Congress. June 23-26 2021 (Abstract accepted); Oettl et al. J Hepatol. 2013 Nov;59(5):978-83; Baldassarre, et al. Hepatology 2021 Mar 12

- 71 - 2021 Investor & Analyst Day June 21 Albumin Treatment at Different Stages of Cirrhosis Extensive Clinical Program Resolution Regression LTA1 with Albumin 20% (hyperoncotic) Plasma Protein Replacement plus Albumin 5% 3 Advanced chronic liver disease (10-35y) Compensated cirrhosis (10-15y) Decompensated cirrhosis (2-4y) ACLF (30 day) Transplant or death Multiple organ failure + Systemic inflammation Translational research 1 Long-Term Albumin Use

- 72 - 2021 Investor & Analyst Day June 21 Prevention of Mortality in Subjects With Decompensated Cirrhosis and Ascites PRECIOSA Study: LTA Admin. to Revert Cirrhosis Progression Phase 3 1:1 Randomized Open label International / Multi-center 410 subjects with decompensated cirrhosis and ascites (12 months follow-up) SMT SMT + Albumin 20% (1,5g/kg bw every 10 ± 2 d) ~40 participating centers • Est. study end (LPLV): Q1 2023 • Recruitment update: 129 subjects randomized (31%) Centers and Countries U.S., Canada, Belgium, Denmark, France, Germany, Italy, Spain and UK Status (Apr 2021)

2021
Investor & Analyst Day
June 21

APACHE Study: Bridging Therapy to Liver Transplant

ALADDIN Study: Understanding Disease Pathogenesis and PE-A 5% MoA

apache

Effects of Plasma Protein Replacement with Human Serum Albumin 5% (PE-A 5%) on Short-term Survival in Subjects with "Acute-On-Chronic Liver Failure" (ACLF) at High Risk of Hospital Mortality


Plasma Protein Replacement
Remove endogenous / exogenous toxic substances and damaged albumin
Improvement of Albumin levels and anti-oxidant and transport functions
Therapeutic 5% Albumin

Design	Centers	Status (Apr 2021)
Ph3, 1:1 randomized, multicenter, open label enrolling 380 ACLF subjects (90 days FU): SMT vs SMT + PE A-5%	40 centers from US and 8 EU countries	• Est. study end (LPLV): 2Q 2022 • Recruitment update: 109 subjects randomized (29%)

aladdin

Translational research project supporting Apache, aim to provide key insights on ACLF and Albumin MoA apache
aladdin

Mechanism of systemic inflammation, organ failure and ACLF in cirrhosis

PE A-5% mechanism of action in ACLF

N = 250 patients from EU participating in APACHE (59 randomized (24%), April 2021)

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2021
Investor & Analyst Day
June 21

Capturing the Opportunity in Cirrhosis

Long-Term Albumin Use

2 out of 3 HCP[1]
likely to **prescribe LTA** to prevent decompensations
according to ANSWER study data
(Market research 2020)

Improved overall **survival by +38%**	Reduced cost of hospitalization	Positive impact on quality of life


Total % Adoption
Innovators
Early Adopters
Early Majority
Late Majority
Laggards

Progressive adoption expected as **new evidence is provided**

preciosa
key for LTA wide adoption

x100 higher albumin consumption with Preciosa Protocol compared to acute uses


x100
Acute use
Chronic use

Global Opportunity

>14.5 million
patients

8-10% target
target population[2]

If ONLY 10% of patients were treated based on PRECIOSA protocol

>€400 million

+15% of current Albumin market

[1] Healthcare Practitioners; [2] Decompensated cirrhosis with ascites and treated by specialist excluding 20% of patients receiving HCV treatment

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- 75 - 2021 Investor & Analyst Day June 21 Thriving Against Infectious Diseases 5

- 76 - 2021 Investor & Analyst Day June 21 Permanent Threat of Emerging Pathogens Calls for Developing New Therapies Leverage Our Learnings From Prior Efforts Emerging Infectious Diseases (EID) Deaths 813 284 812 11,325 76 3,530,58 2 SARS Influenza A H1N1 MERS EBOLA ZIKA SARS-CoV-2 2002-2003 2009-2010 2012 2014-2016 2015 2019-2021 1Journal of Physiological Anthropology volume 39, Article number: 29 (2020); 2 https://www.who.int/csr/sars/country/2003_07_11/en/; 3The Lancet Infectious Diseases, 12(9), 687-695. doi:10.1016/S1473-3099(12)70121-4; 4 https://www.ecdc.europa.eu/en/middle-east-respiratory- syndrome-coronavirus-mers-cov-situation-update; 5https://www.cdc.gov/vhf/ebola/history/2014-2016-outbreak/index.html; 6https://apps.who.int/iris/bitstream/handle/10665/204348/zikasitrep_5Feb2016_eng.pdf;jsessionid=2E8C110C039D151C1EE6B384A9F064A8?sequence=1; 7WHO The number of deaths from outbreaks recorded in the last two decades shows the big impact of infectious disease Issue of global concern as incidence has increased dramatically in recent years Transmission and spread at an unprecedented speed influenced by human-related factors1 Globalization Climate change Human-wild animal interface Antimicrobial resistance Host susceptibility Behavior changes

2021
Investor & Analyst Day
June 21

Plasma and Recombinant Polyclonal Immunoglobulins Platforms

Our Innovation Strategy in Infectious Diseases: Passive Immunization

Address diseases caused by unmet and emergent pathogens → Focus on **development of products to boost the immune system**

IgM

Polyclonal hyperimmune globulins against specific pathogens

2 Technological platforms

1 Plasma polyclonal hyperimmunes from convalescent or vaccinated donors

2 (IV and SC) Anti-COVID-19
to be used in **prophylaxis** or **early diagnosed patients**

2 Recombinant polyclonal hyperimmunes using GigaGen technology

GIGA-2050 Anti-COVID-19
first polyclonal recombinant hyperimmune to be **tested in humans**

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- 78 - 2021 Investor & Analyst Day June 21 Leveraging Our Capabilities to Fight Against an Emergent Pathogen Plasma Polyclonal Hyperimmunes Platform: Anti-COVID-19 Platform built from our vast experience in developing immunoglobulins from selected donors against specific pathogens 10% Hyperimmune globulin IV INSIGHT 012/OTAC Study to evaluate its Safety and Efficacy in non- hospitalized patients with COVID-19 Non-hospitalized patients age ≥ 55 with COVID-19 who have had COVID- 19 symptoms ≤ 5 days Target population C19-IG Study to evaluate the safety and efficacy in infected asymptomatic ambulatory outpatients Ambulatory Asymptomatic patients with confirmed SARS-CoV-2 infection Target population 20% Hyperimmune globulin SC

- 79 - 2021 Investor & Analyst Day June 21 Boost a Novel Method to Generate a Wide Range of Immunoglobulins Recombinant and Polyclonal Hyperimmunes: GigaGen Platform Keating et al., Nature Biotechnology, 2021 Capture Immune repertoire = x Trillions Patented microfluidics, molecular biology, and cell engineering processes Unlimited quantities of the new class of therapeutic can be made from a few donors with potent antibody responses Donors can be humanized mice, vaccinated donors, or convalescent donors Antibodies can be engineered for high potency, immune effector activity, long half-life Re-create

2021
Investor & Analyst Day
June 21

GIGA-2050 Allows Clinical Validation of the GigaGen Platform

>12,000 Anti-Coronavirus Antibodies Captured From 16 Convalescent Donors

- Manufacture as a recombinant monoclonal antibody (rMAB), regulatory framework generally followed standard rMAB
- Acute monkey toxicity study showed **no drug-related events at the highest dose tested** (475 mg drug / kg body weight)
- **IND reviewed by FDA with no clinical holds**
- **First dose in Phase I clinical study: enrollment ongoing**
- **Enrichment for neutralizing antibodies**
  Sorting for binders to SARS-CoV-2 RBD, and removing antibodies that don't bind, reduces diversity but enriches neutralizing titer

Live SARS-CoV-2 Virus Neutralization


Minimum concentration that achieved neutralization (µg/mL)
0.1
1
10
100
1,000
None
*
IVIG
Convalescent plasmas
Sorted libraries
GIGA-2050

Drug product has **100-fold higher potency than convalescent plasma** from the same donors

Clustergram of Antibody Sequence Diversity


Abundance:
<0.1%
0.1 - 1%
>1%
Library origin:
Sorted Library 1
Sorted Library 2
Sorted Library 3
Sorted Library 4
Sorted Library 5
Sorted Library 6
Sorted Library 7
Sorted Library 8

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- 81 - 2021 Investor & Analyst Day June 21 Commitment With Society and the World, Preparing for Future Challenges Grifols, in the Fight Against Pandemic as vaccination progresses number of COVID-19 new cases is expected to be significantly reduced in developed economies with massive access to vaccines Vaccination is still well below herd immunity targets (25% of US population won’t be vaccinated*) >14 million new COVID-19 cases in 2022 Not all countries have broad access to vaccines COVID-19 is devastating in countries like India New variants that might become resistant to vaccines Grifols is committed to society to keep working to bring new therapies Source: KFF Covid-19 vaccine monitor: KFF COVID-19 Vaccine Monitor Dashboard | KFF

- 82 - 2021 Investor & Analyst Day June 21 Ophthalmology: Expanding Into a New Therapeutic Space 6

2021
Investor & Analyst Day
June 21

New Avenues for Research in nAMD and Diabetic Retinopathy

Entering Into a New Therapeutic Space

Neovascular Age-Related Macular Degeneration (nAMD)

Leading cause of blindness aged >60

Current treatment: *Intra-Vitreal Injections (IVT)*
Expensive & burdensome

Significant challenges

1. Treatment cost
2. Not all patients respond to treatment
3. Frequent office visits
4. Poor adherence due to complex drug regimens

Outcomes are well below RCTs[1]
in real world practice


Cornea
Aqueous Humor
Ciliary Body
Lens
Vitreous Humor
Choroid
RPE
Retina

Diabetic Retinopathy (DR) [2]

Most common microvascular complication of Diabetes




Diabetes Prevalence
x1.6
629M
>400 M
2021
2045

3.2 million
estimated to be visually impaired
as a consequence of DR

Early detection and treatment → **prevent 50%- 70%**
of its associated blindness

[1] Randomized Controlled Trial; [2] Joseph M. Coney, MD Am J Manag Care. 2019;25:S311-S316

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- 84 - 2021 Investor & Analyst Day June 21 Potent CCR3 Inhibitor for Multiple Therapeutic Indications AKST4290: Blocking Eotaxin-Mediated Inflammation 200 150 100 50 0 Protein Level 20 40 60 80 Age (years) 0 Increased in Age & Disease Normalization of Inflammatory & Immunomodulatory Cascades Decreased Infiltration of Immune Cells (macrophages, t-cells, eosinophils) Reduced microgliosis Downregulated Inflammatory Cytokines In Eosinophils, Endothelial cells, T cells & Monocytes Chronokine Target: Eotaxin Receptor (GPCR): CCR3 Therapeutic Treatment: AKST4290

2021
Investor & Analyst Day
June 21

Blocking Eotaxin-CCR3 Signaling Reduces Retinal Inflammation

Addressing AMD and Diabetic Retinopathy

Eotaxin/CCR3 Binding increases

- Membrane Permeability/Degradation
- Immune Cell Recruitment
- Cytokine Upregulation

Heightened Neuroinflammation & Neurodegeneration


Photoreceptors
RPE
Bruch's
Choroid
Sclera
Eotaxin Bound CCR3
Eosinophil
Immune Cell
VEGF
TNFa/ IL17 ...
Macrophage
Microgliosis

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- 86 - 2021 Investor & Analyst Day June 21 New Insights Into the Pathology of Eye Diseases: Cytokines and Immune Cells AKST4290 Reduces Inflammation in the Eye 2020 Inflammatory Proteins from Circulating Plasma Accumulate in the Eye Vehicle NaIO3 NaIO3+4290 0 2 4 6 8 MIG/CXCL9 p g / m L *** *** * Vehicle NaIO3 NaIO3+4290 0 1 2 3 RANTES/CCL5 p g / m L *** ** *** Vehicle NaIO 3 NaIO 3 +4290 0 4000 8000 Myeloid Cells # C e l l s **** *** * *** Vehicle NaIO 3 NaIO 3 +4290 0 500 1000 1500 2000 Monocytes # C e l l s **** **** ** Vehicle NaIO 3 NaIO 3 +4290 0 50 100 150 200 Neutrophils # C e l l s **** **** ** Vehicle NaIO 3 NaIO 3 +4290 0 50 100 150 200 250 CD4+ T cells # C e l l s **** **** **** AKST4290 Reduces Inflammatory Proteins and Infiltrating Immune Cells in the Eye

- 87 - 2021 Investor & Analyst Day June 21 nAMD Patients Treated With Oral AKST4290 Positive Phase 2a in Age-Related Macular Degeneration Naïve patients (201) Mean (Median) N (%) Overall BCVA Gain +7.0 (8) 29 (100%) “Responders” ≥5 Letter BCVA Gain +14.9 (11.5) 16 (55%) ≥10 Letter BCVA Gain +17.3 (15.5) 12 (41%) ≥15 Letter BCVA Gain +23.2 (22) 6 (21%) RPE-DH Change -79.3 (31) 19 (66%)* CST Change -13.9 (-4) 29 (100%) * 19 of 29 subjects with RPE Detachment Change in BCVA from Baseline Strong improvement in Best Corrected Visual Acuity: similar to standard of care aVEGF1 injections into the eye Oral agent a substantial advancement compared to the high treatment burden of current intravitreal aVEGF 1 Vascular Endothelial Growth Factor

- 88 - 2021 Investor & Analyst Day June 21 An Oral Treatment Would Be Highly Desirable Diabetic Retinopathy: A Major Unmet Medical Need • CAPRI: A Double-Masked, Placebo-Controlled Study to Evaluate the Efficacy of Oral AKST4290 in Participants with Moderately Severe to Severe Diabetic Retinopathy • N = 80; Randomization = 1:1 (AKST4290 400 mg BID: placebo to match); at 25 US sites • Dose = 400mg BID (orally) for 24 weeks treatment • Rationale: AKST4290 improved vision in AMD patients and may also have a similar effect in DR • Anti-inflammatory activity of the compound would slow or block the progression of the pathology of DR Manifestations of DR Characteristics and Progression of DR Phase 2 study in Diabetic Retinopathy (DR) with AKST4290

- 89 - 2021 Investor & Analyst Day June 21 Entering a Large and Growing Market Meeting the Challenge and Addressing the Opportunity Source: Global data, nAMD and DR Global Drug Forecast and Market Analysis Neovascular Age-Related Macular Degeneration (nAMD) Diabetic Retinopathy (DR) $5.3 billion $7.9 billion 2018 2025 1.5x Continues to increase due to advancing age of the general population >1.5 million treated $3.6 billion $8.6 billion 2019 2029 2.4x >3.2 need treatment million A preventive treatment could reach an even broader population Data from US, EU4, UK and JP Data from US, EU4, UK, JP, Australia and China

- 90 - 2021 Investor & Analyst Day June 21 Continuous Developments in Diagnostics 7

2021
Investor & Analyst Day
June 21

Diagnostics R&D Areas of Focus

Proteins



Immunohematology

DG Gel

- New Antisera development
- New gel card DG Gel DC Scan Plus testing



Multicard

- Extended phenotyping



Drug Interference Solution

- Kit to resolve daratumumab interference for cancer patients



Immunoassays for donor screening

Ultrasensitive SMC Assays in development

Discriminatory Multiplex: HIV/HCV, HBsAg

HBcore	Chagas	HTLV
Syphilis	CMV	HBsAg Confirmatory

High throughput analyzer in development

Clinical Diagnostics

SARS CoV2 Antibody Test CE Marked

Promonitor – Biological Drug Monitoring

- Promonitor Quick Anti-IFX & IFX
- Promonitor Quick Anti-ADL & ADL



Recombinant Proteins

Grifols Portfolio (internal customers)

Screening/Diagnostics	Therapeutics
• IAs for Donor Screening • Immunohematology	• Alkahest (Neurodegeneration) • Biosciences (SARS-CoV2)

CDMO Opportunities (external customers)

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- 92 - 2021 Investor & Analyst Day June 21 Recombinant Protein Excellence in Microbial and Mammalian Systems Contract Development & Manufacturing at Grifols, Emeryville Molecular and process design to make novel proteins Continually expanding and adding new capabilities… Process development and optimization to improve yields and generate efficiencies Material production for toxicology, formulation studies, clinical trials and GMP commercial production Research Development Production • New Pilot Plant for scale-up and GxP material production • New hosts to expand options in mammalian and yeast expression • New single-use equipment for fermentation and purification Combining the Chiron legacy of recombinant expression innovation with Grifols quality and excellence Assay development to support new medicines Current Active Projects Orphan drugs Vaccines Wound healing Therapeutic enzymes Broad Range of Services for Therapeutic and Diagnostic Projects

2021
Investor & Analyst Day
June 21

Diagnostics R&D Areas of Focus

Nucleic Acids



NAT Donor Screening

Lab Automation

Panther ART: to support greater lab automation and efficiency

Improved middleware

Other New Procleix® Assays

Babesia assay: CE Marked (Jan 2021)

Plasmodium assay: in development

New Multiplex Procleix® Assays

UltrioPlex® E assay

ArboPlex® assay



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2021
Investor & Analyst Day
June 21

New Multiplex Assays for NAT Blood Screening

New Solutions to Enhance Testing Efficiency and Blood Safety

Assays on Procleix® Panther system recently launched or under development

- Procleix® UltrioPlex E assay: results for 5 viruses into single reaction: HIV-1, HIV-2, HCV, HBV, and HEV
- Procleix® ArboPlex Assay: results for 5 arthropod-borne viruses (or "arboviruses") into a single reaction: West Nile, Usutu, chikungunya, dengue, and Zika viruses
- Other multiplex assay concepts in feasibility

HIV-1	HIV-2
HCV	HBV
HEV	IC

Multiplex format offers significant advantages to both customers and Grifols

- Increases laboratory efficiency:
  - Same labor and instrument needs for delivery of more results faster
  - No need to manage multiple assay kits; reduction in waste (tips/other disposables and liquid waste)
- Increases production efficiency by combining manufacturing operations



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2021
Investor & Analyst Day
June 21

Diagnostics R&D Areas of Focus

Nucleic Acids



NAT Donor Screening

Lab Automation

- Panther ART: to support greater lab automation and efficiency
- Improved middleware

Other New Procleix® Assays

- Babesia assay: CE Marked (Jan 2021)
- Plasmodium assay: in development

New Multiplex Procleix® Assays

- Ultrio® Plex E assay
- ArboPlex® assay



Clinical Diagnostics

Infectious Diseases

- Procleix® SARS-CoV-2 assay

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- 96 - 2021 Investor & Analyst Day June 21 SARS-CoV-2 Procleix® Panther System Procleix® SARS-CoV-2 Assay Developed in <3 Months Grifols Diagnostics Rapid Response to Pandemic Highly sensitive and specific detection of SARS-CoV-2 RNA Over 10 million tests manufactured in San Diego Test is widely used in select EU under license agreement and U.S. markets CE marked: May 2020 Assay runs on fully automated Procleix® Panther system Among most sensitive EUA NATs according to results from testing FDA SARS-CoV-2 Reference Panel EU1: as an aid in diagnosis of COVID-19 (respiratory specimen testing) US: organ/tissue donor screening to support transplant safety Grifols’ employee testing 1 Under a license agreement with a third party Our ultra-high sensitivity and long experience in donors testing allows testing in pools of samples improving efficiency

- 97 - 2021 Investor & Analyst Day June 21 Collaboration Made SARS-CoV-2 Assay Project a Success! LA, San Diego, CA Bioscience and Diagnostic Research Triangle Park, NC Bioscience Barcelona, Bilbao and Zaragoza, Spain Bioscience and Diagnostic Düdingen, Switzerland Diagnostic R&D Sites Andorra Immunology Dublin Bioscience Hub SF Area, CA Emeryville, San Carlos & South San Francisco, CA Bioscience and Diagnostic Hub RTP, NC Hub Europe

2021
Investor & Analyst Day
June 21

Diagnostics R&D Areas of Focus

Nucleic Acids



NAT Donor Screening

Lab Automation

- Panther ART: to support greater lab automation and efficiency
- Improved middleware

Other New Procleix® Assays

- Babesia assay: CE Marked (Jan 2021)
- Plasmodium assay: in development

New Multiplex Procleix® Assays

- UltrioPlex® E assay
- ArboPlex® assay



Clinical Diagnostics

Infectious Diseases

- Procleix® SARS-CoV-2 assay

Specialty/Genetic Testing

- Development of GRIFOLS Genetic Service for A1AT Deficiency testing, direct to patients (Over-The-Counter)

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- 99 - 2021 Investor & Analyst Day June 21 Gain FDA Clearance for AlphaID™ at Home Expanding AlphaID™ Testing to OTC Consumer Program Order online AlphaID™ at Home Use AlphaID™ At Home Saliva Collection Kit at home Ship saliva collection device with collected sample to lab Access report online via secure patient portal Over-the-Counter (OTC) Innovative Solution to expand the U.S. screening program The OTC At Home Service is in the design and development stage AlphaID™ At Home Genetic Health Risk Service Website AlphaID™ At Home Saliva Collection Kit A1AT Genotyping Test for OTC Genetic Health Risk Service Result Report

- 100 - 2021 Investor & Analyst Day June 21 User Comprehension Study Overview AlphaID™ at Home Genetic Health Risk Service Two rounds of interviews • Pilot study of stage 4 • Representing U.S population Educational module 5 Types of reports • 4 batches of 10 individuals • Retrospective think-a-loud interviews • Michigan area • Online interviews (pandemia) Stage 4: • 100 individuals x report • Representing U.S population comprehension score for each domain Purpose Results Limitations Next Steps x Feb 20 Dec 20 Nov 19 May 21 Ad Board FDA Presub ≥90% Stage 1 Stage 2 Jul 21 Stage 3 Stage 4 Refine Result Reports to improve comprehension Test Result Reports & Questionnaires Finalize Result Reports & Comprehension Study Protocol 80 interviews 125 interviews User Comprehension Study 500 interviews

- 101 - 2021 Investor & Analyst Day June 21 Accelerate Diagnosis to Stop Genetic Emphysema’s Progression Our Goal Remains Firm is helping to accelerate diagnosis and is the basis for innovative testing strategies >850,000 tests performed >190,000 deficient patients found Grifols WW Testing Program >15,000 severe patients diagnosed >90% Alpha-1 patients remain undiagnosed

- 102 - 2021 Investor & Analyst Day June 21 Self-Testing Will Provide Benefits for Patients and HCPs Continuous Developments in Alpha-1 Diagnosis Allows for further developments that would accelerate testing by better addressing customers needs Maximize DTC campaigns potential Enable Telemedicine related tools Reduce Alpha1 screening workload Facilitate familiar screening Self-Testing, Multiple Benefits Patients HCPs Empower COPD patients Simplify Alpha- 1 Dx process

2021
Investor & Analyst Day
June 21

Market Size Opportunity

For Selected Projects

0-500M USD | 500-1,000M USD | 1,000-3,000M USD | >3,000M USD

	Product	Indication	Market Size
Immunology	SCIG / IVIG	SIDs-CLL	
Hepatology	Albumin	ACLF	
		LTA Cirrhosis	
Pulmonology	Alpha-1 AT	Non-CF Bronchiectasis	
Haematology	Fostamatinib	AIHA	
	Fibrinogen	Acquired Deficiency	
	ATIII	New indication	(each)
Ophthalmology / Others	HIV Antibody	HIV	
	AKST4290	nAMD & DR	
	GIGA 564	Anti-CTLA-4 Oncology	(each)
Infectious Diseases	IgM	Bacteremia	
	GIGA2050	COVID-19	
Neurology	GRF6019	Alzheimer's Disease	
	AKST4290	Parkinson's Disease with Dementia	
	ABvac40	Alzheimers' Disease	
	GRF6021	Parkinson's Disease	(each)

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- 104 - 2021 Investor & Analyst Day June 21 New leadership and governance to effectively foster and support breakthrough innovation Executing on our Innovation Strategy within and outside the plasma space to achieve a more risk-value balanced portfolio Strengthening pipeline in Diagnostic across the value chain and new diseases Focus on high prevalence and transformational therapies that meet global challenges with huge untapped potential Exploring large opportunities on plasma: sharpen focus on CLL; shaping cirrhosis treatments and accelerating alpha-1 diagnostic Expanding Our Reach: Disease Management Beyond Plasma-Derived Therapies Key Takeaways Transforming disease management in Neurology, Ophthalmology and Infectious Diseases through innovative platforms led by Alkahest and GigaGen

- 105 - 2021 Investor & Analyst Day June 21 Showing Strength and Successfully Managing Adversity Customer Centricity Lafmin Morgan – Chief Commercial Officer

- 106 - 2021 Investor & Analyst Day June 21 Patients Elective procedures still remain 15% below 2019 levels1 Diagnosis visits remain 12% below 2019 baseline, generating a -3,8% gap in Px1 Sources: 1 IQVIA data published April 2021; 2 IQVIA data published September 2020; 3 Hospital finances in 2021: 10 things to know (www.beckerhospitalsreview.com) Healthcare Providers Total prescriptions recovering compared with 2020 (+6%)1 Biopharma in-person patient visits were up 17% in March’21 with all specialties increasing1 Commercial Interactions Perceived value of 1-1 VC vs. in-person has fallen; both Specialists and PCPs now want more in-person1 Total Biopharma details increased 13% in March’21 rising to 93% of baseline1 Hospitals & Institutions Lab testing (all settings) still below 20192 The pandemic could cause U.S. hospitals to face between $53 billion and $122 billion in revenue loss this year3 Short-Term Impacts Continue in 2021, but Receding Pandemic Impact on Healthcare

- 107 - 2021 Investor & Analyst Day June 21 Patients Are Facing Additional Challenges Pandemic Impact on Healthcare Alpha-1 patients PID/SID patients ITP patients COVID-19 patients Patients at increased risk of COVID-19 severe illness coping with additional challenges on top of their conditions… Isolation and Uncertainty Therapy administration Follow up and monitoring: labs tests, follow up visits. Etc.

- 108 - 2021 Investor & Analyst Day June 21 Providing Support, Bringing New Therapies and Looking for New Solutions Pandemic Impact on Healthcare Alpha-1 patients PID/SID patients ITP patients COVID-19 patients Patient Support Programs (US, EU and LATAM) Home Infusion AlphaIDTM in patient hands Xembify® launch in the US Continuous support to patients groups Launch of Tavlesse® just after COVID-19 wave 1 Development and launch of TMA in <3 months R&D of therapies to fight against COVID-19

- 109 - 2021 Investor & Analyst Day June 21 Contributions from new products 4,050 4,318 4,487 5,099 5,340 2016 2017 2018 2019 2020 (EUR in millions) >50% revenue growth 2020 Increasing Our Revenues in This Extraordinary Context Demonstrating Resilience and Commitment to Sustainable Growth

- 110 - 2021 Investor & Analyst Day June 21 Contributions From New Products >50% of Revenue Growth in 2020 Continue Introducing Innovations to Address Customer Needs ULTRIO PLEX E FlexBag • New flexible container to complement vials and broaden Grifols offering to customers • US launch in 2021

- 111 - 2021 Investor & Analyst Day June 21 Bioscience 1

- 112 - 2021 Investor & Analyst Day June 21 Revenues Reach EUR 4,241M With a 8% CAGR Robust Demand and Launch of New Products Bolster Bioscience 6.8% 7.9% 8.0% 8.9% 7.5% 2016 2017 2018 2019 2020 2020 40 consecutive quarters Sustained Quarter over Quarter growth for more than (Sales and % growth vs. PY) 1 Growth at constant currency

- 113 - 2021 Investor & Analyst Day June 21 Long Term Trends Continue to Support the Return to Strong Growth

- 114 - 2021 Investor & Analyst Day June 21 Accelerate Diagnosis and Stopping Genetic Emphysema’s Progression Pulmonology: Our Goal Remains Firm is helping to accelerate diagnosis and is the base for innovative testing strategies >850,000 tests performed >190,000 deficient patients found Grifols WW Testing Program >15,000 severe patients diagnosed >90% Alpha-1 patients remain undiagnosed

2021
Investor & Analyst Day
June 21

Immunology: The First Step to Help Patients is Diagnosis

NIH Estimates 500,000 Undiagnosed PIDD Patients in the US[1]





DIAGNOSIS

Average PIDD diagnosis still takes **12.4 years[2]**

~250,000 diagnosed with **PIDD**

1:1200[3]

~400
genetic defects responsible for **PIDD**[2]

Incidence of
1 in 2000
live births[5]

Important **burden for the healthcare system**[1]

Undiagnosed PIDD
$102,736

Diagnosed PIDD
$22,696

Grifols is **uniquely positioned** to leverage our expertise in IG replacement therapy and diagnostics **to improve the rate and time to an appropriate PIDD diagnosis**

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[1] Modell V. Immunol Res. 2007;38(1-3):43-47; [2]. Routes J, et al. J Clin Immunol. 2016;36:450-461. [3]Boyle JM, Buckley RH. J Clin Immunol. 2007;27(5):497-502; [4] French MA, Tangye SG. J Infect Dis. 2019;jiz230. doi:10.1093/infdis/jiz230; [5] Bonilla FA, et al. J Allergy Clin Immunol. 2015;136(5):1186-1205.e1-78

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- 116 - 2021 Investor & Analyst Day June 21 Significant Room to Continue Helping Patients with SIDs Immunology: SID Market Keeps Growing 1 US PPTA Distribution Data;; 2 Friman V et al. Hematol Oncol. 2016;1-12: doi 10.1002/hon.2323. [Epub ahead of print]; 3 Seppänen M. Clin Exp Immunol. 2014;178(Suppl 1):10-13. SID: Secondary Immune Deficiency (not an FDA approved indication in the U.S.) Chronic Lymphocytic Leukemia (CLL) and Hypogammaglobulinemia (HGG) 2018 2025 Grifols has a clinical development plan for HGG and CLL, as part of our continued commitment to SIDs patients CLL 38% Most common type of leukemia in adults Infections are major cause of death in 25% to 50% of patients with CLL3 HGG occurs in up to 85% of patients at some point (due to malignancy itself and/or treatment)2,3 SID market continues to grow in hematological malignancies and beyond NEW USES AND INDICATIONS Driven by… Increased use of SID-inducing medication in both oncological and autoimmune indications Extended survival rates of cancer patients

- 117 - 2021 Investor & Analyst Day June 21 The Use of Albumin in Liver Disease Will Become a Key Growth Driver Intensive Care and Hepatology Sources: Internal data 2019 Albumin Category Use Hepatology 22% Albumin use in Hepatology (%) >50% highest albumin consumption per capita Italy driven by Albumin Chronic use adoption in decompensated cirrhosis There is no treatment for decompensated cirrhosis other than liver transplant NEW USES AND INDICATIONS

- 118 - 2021 Investor & Analyst Day June 21 IgG per Capita Consumption Growth in the Coming Years Immunology and Neurology Sources: MRB & International use Raising awareness on PIDD diagnosis and treatment Growing uses and indications in SIDs 2013-2020 per capita consumption (g/000 Population) for top markets worldwide Global IgG average per capita consumption is still far from reaching its full potential EXPANSION 0 50 100 150 200 250 300 350 2020 2013

2021
Investor & Analyst Day
June 21

Xembify®, Expanding Grifols IG Portfolio

Aiming to Meet the Large, Unmet Medical Need in PIDD

NEW PRODUCTS

Xembify® U.S. Sales Volume Since Launch

Xembify® sees **growth in Q1 2021** through an **accelerated base of patients and prescribers**, **paving the way for continuity and further adoption in 2021**

Xembify® (immune globulin subcutaneous human-klhw) 20%

10-15% of **Grifols global IG sales** will be **Xembify®**

2025


Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21

Prescribers


+70%
Dec 2020
Mar 2021
90%

of Xembify® prescribers continue to prescribe

Patients


+80%
Dec 2020
Mar 2021
85%

of Xembify® patients that start, continue treatment

Sources: Internal data

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- 120 - 2021 Investor & Analyst Day June 21 Continue to Bring New Therapies for Chronic ITP Patients* Pandemic Has Not Been an Obstacle Sources: Internal data; * ITP Patients who are refractory to other treatments; 1 Price and Reimbursement ; 2 Health Technology Assessment Tavlesse® has been successfully launched in Q3 2020 in UK and Germany Tavlesse® GER Sales Volume since Launch Month 1 Month 2 Month 3 Month 4 Month 5 Month 6 Month 7 Month 8 Month 9 Achieved targets through to Q1 2021 for UK and Germany Continuing P&R1 process in Germany Continuing HTA2 and subsequent reimbursement in UK Launch timelines in progress for further 8 EU countries in Q3 and Q4 2021 NEW PRODUCTS

- 121 - 2021 Investor & Analyst Day June 21 Addressing Customer Needs Strengthening Our Market Position

- 122 - 2021 Investor & Analyst Day June 21 In the face of increasingly tough competition (SCIG products) years ago we committed to keep outperforming Delivering on Our Promises Maintaining 2nd Market Position in IVIG and IVIG+SCIG Market Sources: Internal data Grifols IVIG growth vs. SCIG + IVIG market growth (‘15-’19) We maintain our 2nd Market position in the IVIG market and even considering the IVIG + SCIG market Xembify® launch and customer centric developments will allow us to keep strengthening our market position (in Million grams) CAGRs 166 184 199 213 232 249 0 50 100 150 200 250 300 0 5 10 15 20 25 30 35 40 45 50 2015 2016 2017 2018 2019 2020 Total Market IVIG+SCIG Grifols

- 123 - 2021 Investor & Analyst Day June 21 Our Solid Customer Centric Mindset is Key Alpha-1 Strong 70% Market Share Despite of Years of Competition Sources: Internal data Reliable Supply Patient Support Testing Continued Innovation A strong customer centric mindset has permitted Grifols to improve market share in the middle of the global pandemic Alpha-1 antitrypsin Market 2020 >70% Grifols Grifols, the Global Alpha-1 leader, was ready to immediately put in place all efforts thus guaranteeing therapy to patients Important Alpha-1 product shortage from competitor in Q4’20 - Q1’21 challenged treatment continuity of hundreds of patients in EU during pandemic Sustained and reliable product supply

- 124 - 2021 Investor & Analyst Day June 21 Our Solid Customer Centric Mindset is Key Alpha-1 Strong 70% Market Share Despite of Years of Competition Reliable Supply Patient Support Testing Continued Innovation Patient disease management programs provide personalized care and home infusion, a vital resource during COVID-19 Ensuring treatment continuity with Home Infusion services Supporting beyond treatment… Psychological support Virtual monographic trainings on “new normality” Virtual meetings with HCPs and other patients A strong customer centric mindset has permitted Grifols to improve market share in the middle of the global pandemic

2021
Investor & Analyst Day
June 21

Alpha-1 Strong 70% Market Share Despite of Years of Competition

Our Solid Customer Centric Mindset is Key

A strong customer centric mindset has permitted Grifols to improve market share in the middle of the global pandemic

Reliable Supply	Patient Support	Testing Continued Innovation



1991
Finger stick dry blood spot
AlphaKit®



2013
Alphakit®
QuickScreen
AlphaKit® QuickScreen



2018
AlphaID™
Cheek Swab
AlphaID®

We offer multiple Alpha-1 testing solutions, addressing different customers needs when they more need it

Alphakit™ **online orders grew significantly** in 2020

AlphaID™ **approved** to be used in **patients hands** under **HCP supervision** (Spain)

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2021
Investor & Analyst Day
June 21

Novel Partnership Journey to Build on Complementarity

2016
First meeting between Grifols & Ethicon

Successful wet lab testing of VeraSeal®



2017
Agreements signed

2018
Joint product/project development work continues

2019
Vistaseal™ U.S. market launch



2020
Vistaseal™ U.S.: Launch completed

Vistaseal™ – OUS launch

2nd Ethicon Plasma Protein - FDA approval

2021
Globalization of VeraSeal®

2022
Vistaseal™ launches complete

Fibrin Sealant capacity expansion

GRIFOLS & ETHICON a Johnson & Johnson company

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- 127 - 2021 Investor & Analyst Day June 21 Diagnostic 2

- 128 - 2021 Investor & Analyst Day June 21 Sustainable Growth Over the Last 5 Years The Diagnostic Division Reported €776M Over 2020 -3.9% 6.8% 0.7% 1.1% 7.3% 2016 2017 2018 2019 2020 (Sales and % growth vs. PY) 2020 Strong resilient businesses COVID-19 TMA test addressing a medical emergency Grifols continues to extend partnerships with top customers in the world (Korean Red Cross)

- 129 - 2021 Investor & Analyst Day June 21 Plasma Testing Poised for Strong Growth Global Leader in Blood Donor Screening We are converting all Grifols testing locations to Procleix® Instruments and Assays Recent plasma center acquisitions fueling growth prospects 36M people impacted every minute* 200+ Source: Internal Data; * Does not include plasma collections Blood donations tested donations tested every minute with a Procleix® assay* 70+ Plasma donations

- 130 - 2021 Investor & Analyst Day June 21 Our Innovation Strategy Delivering on the Future Needs of Transfusion Patients Milestones and Innovations for Our Customers Panther® Art Ultrio® Plex E Babesia Menu Expansion HEV HIV-1 HIV-2 HBV HCV ARBOVIRUSES ZIKA WNV CHIKUNGUNYA DENGUE USUTU PLASMODIUM Complement Tests

- 131 - 2021 Investor & Analyst Day June 21 Making an Impact in Blood Banks Operation Customer Value Marketing – UltrioPlex E Hepatitis E virus (HEV) is one of the leading causes of acute viral hepatitis worldwide HEV-RNA screening of blood donations implemented in eight EU countries Incidence of HEV infection in Europe over 10 years has grown by ten times 20M HEV INFECTIONS WORLDWIDE 48% Reduction of NAT Tests 40% Free Floor Lab Space 8% Faster Release of Results 40% Free Floor and Save Costs 45% Free-up Lab Staff 50% Gain Storage Space 48% Reduce Environmental Impact 45% Reduction of Lab Staff Costs 40% Save Energy 48% Go Green and Save Costs

- 132 - 2021 Investor & Analyst Day June 21 Strong Resilience in Spite of a Global Pandemic Laying the Foundation to Become a Leader in Immunohematology Execution based on main pillars 4 Sales force expansion Customer centric focus Manufacturing footprint Portfolio enhancement Market share growth Focus particularly after sales support Manufacturing capacity for strategic markets R&D focus to enhance the portfolio of instrument and reagents

- 133 - 2021 Investor & Analyst Day June 21 Continuous Success Across All Customer Segments With Highest Customer Loyalty Execution Focused on Customers Continues to Fuel Growth Instruments placements 700+ Erytra-Eflexis® Since launch on Q2 2017 Opportunities 180+ Opportunities Won in 2020 Customer retention rate +96% Erytra-Eflexis® Since launch on Q2 2017 Competitive conversions +55% Comprehensive Portfolio

- 134 - 2021 Investor & Analyst Day June 21 Hospital 3

- 135 - 2021 Investor & Analyst Day June 21 COVID-19 Challenges Impacted Performance With a Few Important Exceptions Weathering the Storm in 2020 Hospitals have been significantly impacted by COVID-19 driving decline in Hospital Division revenues in 2020 Pharmatech business was impacted with complex projects being delayed. As a result, Pharmatech revenue declined 11.8% in 2020 after two consecutive years of strong double digit growth MedKeeper Sales PharmacyKeeper achieved strong growth in 2020 57.0% 47.6% 10.0% 21.0% 2017 2018 2019 2020 (Sales and % growth vs. PY)

2021
Investor & Analyst Day
June 21

Providing Life-Sustaining Products and Technology for Patients and Pharmacy Solutions During the Pandemic

We remain **a leader for IV Fluids in Iberia, helping to ensure hospitalized patients receive needed sterile IV solutions**

Grifols rapidly implemented medication control technology in new treatment centers deployed during the outbreak in Spain

In the **U.S.**, **93,000 compounded sterile preparations** are made **every day** with the help of **PharmacyKeeper**

When significant logistical challenges arose for distributing vaccines within hospitals **PharmacyKeeper enhanced its industry award winning* IVWF software,** to help optimize dispensing for patients




KLAS



*KLAS Category Leader for IV Workflow Management five consecutive years

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- 137 - 2021 Investor & Analyst Day June 21 Bio Supplies 4

- 138 - 2021 Investor & Analyst Day June 21 Successful Business Expansion Over the Last 4 Years Bio Supplies Diversifies the Revenue Base (Sales and % growth vs. PY) 206% -20% 41% 47% 67% 2016 2017 2018 2019 2020 2020 Vertical Integration supporting Grifols divisions Become a leading supplier of Biological Materials for the IVD Industry Provide additional value to Grifols products

- 139 - 2021 Investor & Analyst Day June 21 Building the Pillars to Assure Excellence in Long-Term Partnerships Bio Supplies Commercial Grows by Double Digits Biopharma Diagnostic Provide additional value to Grifols proteins in niche markets Vertical integration for Diagnostic IH by supplying blood components as raw material while providing additional value to non-suitable for fractionation plasma Several companies using Grifols excipients in clinical trials High growth expectations driven by… New industry applications for current portfolio New products

- 140 - 2021 Investor & Analyst Day June 21 Grifols grew in 2020, with 50% contribution to growth from new products and achieving 40 consecutive quarters growing QoQ Long-term trends remain robust for Bioscience Customer and patient centricity has allowed us to be prepared for the future Demonstrated ability to succeed in competitive markets Bio Supplies is a growing high-margin business, significantly contributing to the development of new drugs and products Showing Strength and Successfully Managing Adversity Key Takeaways Long-term trends also support growth in Diagnostic and Hospital divisions

- 141 - 2021 Investor & Analyst Day June 21 Grifols is Uniquely Positioned to Help Patients and HCPs Along All the Way Grifols, Along the Journey 190k+ AATD diagnosed patients worldwide 7/10 blood donations in N.A are tested using systems and assays developed by Grifols Diagnostics Commitment with patients with decompensated liver cirrhosis of CIDP patients rely on Grifols 25%

2021 Investor and Analyst Day June 3, 2021

- 143 - 2021 Investor & Analyst Day June 21 Advocating Patients' Needs Through a Sustainable Global Plasma Model New Business Models Daniel Fleta – Chief Industrial Officer

- 144 - 2021 Investor & Analyst Day June 21 Global Dependency on U.S. Plasma 18,613 5,634 7,619 296 520 46,254 12,131 9,134 686 165 North America Latin America Asia Pacific Middle East/Africa Europe +149% +115% +20% +132% -68% 2010 2019 Source: MRB 2019 Global Blood & Plasma Collections Report (in M Liters) North America 57% North America 68% 2010 2019 U.S. plasma collections are increasing at a faster rate than the global market

- 145 - 2021 Investor & Analyst Day June 21 The U.S. Leads Global Plasma Collections Sources: “UN World Population Prospects 2019 Data Booklet”; “Plasma Collections 2019” and “MRB 2019 Global Blood & Plasma Collections Report.” Calculation from “Protecting Access to Immune Globulins for Canadians: Final Report of the Expert Panel,” Health Canada, 2018. Population (M) Plasma Collections (M L/year) 37.7 0.3 8.8 Canada* 331.0 45.9 138.7 U.S. 112.8 5.2 46.1 100.3 -- Egypt 1,433.8 8.9 6.2 China Liters per 1,000 population Austria, Czechia, Germany, Hungary Rest of Europe 634.3 3.9 6.1

- 146 - 2021 Investor & Analyst Day June 21 Global Dependency on U.S. Plasma 2018 IgG Plasma Usage vs. Plasma Collected (millions of liters) Plasma collections Internal demand 41.8 26.6 +57% 15.2 14,5 Internal demand 14.5 Plasma collections 9.0 -38% 5.5 Plasma surplus: Plasma shortage Reliance on the U.S. to meet demand United States European Union Source: “Plasma Flows on a Global Level: Impact and Realities in Europe,” Matthew Hotchko, PhD, Marketing Research Bureau, GPS Meeting, October 28-30, 2020. If current landscape remains unchanged, the plasma surplus will grow in the U.S. while deficits will increase in other regions, particularly in Europe

2021
Investor & Analyst Day
June 21

Higher Demand for Plasma Driven by Healthcare Systems Development, New Indications and Higher-Prevalence Diseases

Worldwide Prevalence*

Hematology

Coagulation Factors
- Hemophilia
- Von Willebrand disease

+1.1M People with Haemophilia[1]

Pulmonology

Alpha-1
- Alpha-1-antitrypsin deficiency

+185k People with severe AATD[2]

Cirrhosis & Sepsis

Albumin
- Chronic liver disease & cirrhosis
- Sepsis
- General and cardiac surgery
- Others including plasmapheresis, burns

+14.5M People with cirrhosis[3]

+49M People with sepsis[5]

Immunology & Neurology

Immunoglobulins
- Exposure to rabies, tetanus, hepatitis A / B
- PIDD - Primary immunodeficiency disease
- CIDP - Chronic inflammatory demyelinating polyneuropathy

+6M People with PIDD[4]

Diagnosis and prescriptions are increasing

Albumin – Alzheimer's and Cirrhosis

Alzheimer's & Dementia
THE JOURNAL OF THE ALZHEIMER'S ASSOCIATION
A randomized, controlled clinical trial of plasma exchange with albumin replacement for Alzheimer's disease: Primary results of the AMBAR Study

Ig – Secondary Immunodeficiencies (i.e. Oncology)

BioFocus Industry Insight
Secondary Antibody Deficiency: A Key Driver of IG Demand

Other indications

Fight emerging virus i.e. Ebola, COVID-19

*Total Prevalence calculations over 5,360,680 World Population >18years – Source UN World Population Prospects 2019_DataBooklet.
1 World Federation of Haemophilia; 2 Grifols patient counts (last update 10MAY2020): assume 50% of patients diagnoses receive treatment based in market knowledge and affiliate input. COPD Prev 10-18%. COPD, Diagnosis 10-50%; 3 Burden of Cirrhosis on Patients and Caregivers, 2020; ; 4 National Institute of Allergy and Infectious Diseases. Primary immune deficiency diseases (PIDDs). niaid.nih.gov/diseases-conditions/primary-immune-deficiency-diseases-PIDDs Accessed June 30, 2020; 5 https:/ww.who.int/news-room/fact-sheets/detail/sepsis

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- 148 - 2021 Investor & Analyst Day June 21 Exceptional Synergies to Unlock the Potential of Strategic Projects Grifols Value Proposition for Plasma Self-Sufficiency Projects Tech.Transf. & EPCM Capabilities Grifols Engineering Local Presence, Global Reach Unique Approach to Geographies • Geographically focused strategy • Partners as diverse as needed: Private or public sector • China Affairs Office: a successful model Patients at the Core Safety & Quality Long-term Partner • Commitment to patients extending access to plasma therapies worldwide • Products quality and safety are in the foreground built on the solid foundation of a reliable plasma supply • Comprehensive portfolio of products and instruments to ensure quality; from plasma testing solutions to DC consumables manufacturing • Multidisciplinary and highly qualified team providing complete turnkey solutions from conceptual design to facility management and operation • Proprietary technology development • Optimization of CAPEX and control of cost, timing and quality Agility & Flexibilty Know-how Commitment & Reliability

- 149 - 2021 Investor & Analyst Day June 21 Clearing the Path Towards Self-Sufficiency Egypt Daniel Fleta – Chief Industrial Officer

- 150 - 2021 Investor & Analyst Day June 21 Median Age Population growth 2 M/year GDP growth 3.6% Egypt at a Glance 2020 25 45 40 EU Egypt US Source: Egyptian Ministry of Planning and development 102 million inhabitants 12.0 29% 23.5 57% 5.6 14% IVIG Albumin Pd FVIII 2019 Plasma Derived Products Market value Source: MRB THE PLASMA PROTEINS MARKET IN EGYPT 2019 $m Revenues

- 151 - 2021 Investor & Analyst Day June 21 • Identification of plasma- derivatives as a strategic asset for the country • Improve Egypt’s healthcare system Grifols Engineering, Industrial and Quality Expertise Offer a Unique Opportunity Strengthening Egypt’s Healthcare System and Self-Sufficiency • Know-how and technology • Operations management • Quality and safety • Training Strategic alliance between Grifols and the Egyptian government will help the country attain self- sufficiency of plasma- derived medicines and enable market expansion in the Middle East and Africa Benefits Free up plasma and manufacturing capacity Additional plasma procurement sources Expansion opportunities in other territories (Africa, Saudi Arabia, Kuwait, Qatar, Bahrain, United Arab Emirates, Oman, Iraq, Jordan, Lebanon, Syria and Yemen) Grifols will have total management oversight for the design and construction of facilities, operations, quality and safety to guarantee self- sufficiency of world-class plasma products Egypt

- 152 - 2021 Investor & Analyst Day June 21 Egyptian Plasma-Center Network

- 153 - 2021 Investor & Analyst Day June 21 October 6th Plasma-Donor Center Plot area: 5,100 m² • Paved area: 2,763 m² • Green area: 500 m² • Footprint main bldg. and ancillary: 1,836 m² Scope Donor center, plasma testing labs, plasma freezers warehouse, Grifols Academy for Plasmapheresis and plasma ops. offices

- 154 - 2021 Investor & Analyst Day June 21 Green city: Max. 40% bldg. 60% green field Medical City Development Plan in New Capital City Egyptian Manufacturing Site New Capital City Highlights Fully digitalized & connected to Industrial Zone Size 170,000 Acres

- 155 - 2021 Investor & Analyst Day June 21 Manufacturing Site Location Capacity 1 Million Liters of Plasma (expandable) Fractionation, purification and fill-and-finish of: • Coagulation factors • Gammaglobulins • Albumin Scope Plasma logistics center, labs, vivarium, R&D, common areas, warehouses, utilities and manufacturing plants

- 156 - 2021 Investor & Analyst Day June 21 Side View Manufacturing Plant 322,500m3 m3 27,000 8,500Tn 105,000 m2

- 157 - 2021 Investor & Analyst Day June 21 Global plasma collections are growing but the U.S. dependency is also increasing Higher demand of PDMP due to healthcare systems development, better diagnosis, new indications and clinical trials to treat high-prevalence diseases Free up plasma and manufacturing capacity to serve other growing markets Egypt offers growth potential as a fast-growing and developing nation and leading regional supplier to the Middle East and Africa Grifols Industrial through Grifols Engineering is uniquely poised to offer cutting-edge turnkey solutions Clearing the Path Towards Self-Sufficiency Key Takeaways Clear willingness of the Egyptian government to set a legislative framework that promotes the viability and sustainability of this project

- 158 - 2021 Investor & Analyst Day June 21 Progressing on Our Strategic Alliance Under a Successful New Business Model China Amarant Martínez – VP China Affairs Office

- 159 - 2021 Investor & Analyst Day June 21 At the Forefront of Global Health Spending Great Potential on a 10-Year Horizon USA 46% China 18% Germany Japan France RoW 25% 3% 3% 5% 42% 35% 10% 17% 2020 2030 9.3 +1.9 T USD Tr 16.9 +2.1 T +3.7 T CAGR20-30 +11.4% +4.5% +6.2% China US World USD 27.3 billion Plasma Protein Market in 2019 Global Health Spending: 2020 vs. 2030 China is the only country expected to achieve double-digit growth over the next 10 years Source: Grifols Global Plasma Database (excl. recombinant) and Fitch Solutions.

- 160 - 2021 Investor & Analyst Day June 21 244 246 256 263 210 230 250 270 290 310 330 350 370 390 0 1000 2000 3000 4000 5000 6000 7000 8000 9000 10000 2017 2018 2019 2020 Collections SRAAS Collections ex-SRAAS Plasma centers 41 plasma centers 38 plasma centers + 3 under construction (2 centers opened in last 6 months) Limiting Plasma Collections Impact to -2.0% vs. -9.3% of the Industry SRAAS Successfully Weathered COVID-19 Source: Reports released by listed manufacturers 2020. Internal Analysis. 14.4% Others +100 bps vs 2019 Plasma Collections by Company in 2020 #2 in China Overall Industry Plasma Collections (‘000L) China continues working towards self-sufficiency as a long-term objective 7,833 8,388 8,949 8,113 We expect a steady increase of registered donors and number of plasma centers Ongoing reforms to ease restrictions on household registration (Hukou) has the potential to expand donor base CNBG CBPO Hualan Pac. Shuanglin Boya +6.9% -9.3% -2.0%

- 161 - 2021 Investor & Analyst Day June 21 263 287 327 393 411 465 535 620 2013 2014 2015 2016 2017 2018 2019 2020 Leveraging Our Capabilities to Become Leaders in Albumin and IG Sustained Double-Digit Growth Adds USD 500M+ Each Year Albumin (tons) IG (tons) +13.0% MNCs1 Domestic 1 Multinational corporations; 2 Market share; Source: Institutes of Food and Drug Control. +15.9% +20.8% +27.5% pdFVIII (M IU) Fibrinogen (kg) +11.7% +14.6% +25.0% +60.3% 113 167 152 218 267 339 334 2013 2014 2015 2016 2017 2018 2019 2020 426 32.9% 1 (+80.7% YoY) 35.7% 1 (+60.5% YoY) 147 178 252 483 471 445 436 2013 2014 2015 2016 2017 2018 2019 2020 699 16 18 22 28 27 26 30 2013 2014 2015 2016 2017 2018 2019 2020 35 16.8% 2 (+73.3% YoY) 5.1% MS2 2 (+20.2% YoY) 13.8% (+42.8% YoY)

2021
Investor & Analyst Day
June 21

Bioscience Commercial Platform Under SRAAS

From Third-Party Distribution Model to Strategic Partnership With Leading Manufacturer

Key Features

- ✓ **Integrated commercial platform**
- ✓ **Direct-to-customer** model
- ✓ **Control** of sales flow and channel
- ✓ **Agility**

Execution in 2021

Q1	Q2	Q3	Q4
January **SRAAS** appointed as **exclusive distributor**	**Biddings** transition and **1st batch release**	**Full commercial strategy at play**	
April **First product shipment**			

Seamless operational transition completed with **NO supply disruption**

Contributing to

Comprehensive portfolio + **Full geographical reach, extensive coverage & expanded customer base**

11 categories

Albumin	FVIII
IVIG	PCC
IMIG	Fibrinogen
Hep B IG	Thrombin
Tetanus IG	Fibrin Sealant
Rabies IG	



上海莱士
SHANGHAI RAAS

- Commercial team: 250+ FTEs
- Direct Sales & Distribution Management
- Hyperimmunoglobulins marketed directly to the CDCs
- 500+ Commercial Partners
- 6,500+ Retail Pharmacies
- 700+ Grade III Hospitals
- 2,500+ Grade II Hospitals

GRIFOLS
基立福
جريفولز
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- 163 - 2021 Investor & Analyst Day June 21 Implementing the Go-Direct Model Fastest Growing IVD Market With Great Potential 26.9 8.1 5.6 3.8 2.6 2.5 22.9 6.9 4.9 3.2 2.2 2.1 28.1 8.8 6.9 4.0 2.7 2.6 4.2% 4.9% 7.0% 4.6% 4.5% 3.8% 0% 1% 2% 3% 4% 5% 6% 7% 8% 0 5 10 15 20 25 30 US Japan China Germany Italy France 2019 2020e 2025e CAGR ('20e-'25e) USD In-Vitro Diagnostics Market Sources: IVD Market Report, Markets and Markets, May 2020. 1st step: Reorganization of internal operations by shifting from current partners towards integrated commercial model Phased implementation of NAT solutions at SRAAS facilities (pool of 96) Portfolio expansion under assessment: • Ultrio Plex E (HEV, HIV-1, HIV-2, HCV, HBV) • New DG Gel Cards Advancing towards a Diagnostic integrated model for blood and plasma screening

2021
Investor & Analyst Day
June 21

China: A Dynamic Innovation Ecosystem

Capitalizing on New Opportunities

ambar	**"2021-2030 Alzheimer's Disease Prevention and Treatment Work Plan"** *To reach highest rate of: AD prevention and treatment awareness rate; services network; elderly cognitive function screening rate*	**2020 >10M patients** → **2050 >30M patients** • **Center of Excellence** at Great Bay Area, partnering with leading institutions. Concept matches with country approach • **Group of Experts** • **Clinical Program** to generate real-world data and address aspects of indications, reimbursement and guidelines
Centralized Testing	Successful SRAAS Pilots according to **Provincial Health Commission requirements**	Supporting authorities with Grifols' **full-range capabilities** 
R&D	SRAAS development of **IVIG 10%** and **SCIG 20%**	
Others	Take **Innovation Beyond Plasma** to China	GigaGen ALKAHEST

Sources: Chinese Aging Well Association-Alzheimer Branch; Jian Kang Shi Bao.

GRIFOLS
基立福
جريفولز
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- 165 - 2021 Investor & Analyst Day June 21 Unparalleled growth potential across divisions Excellent performance amid these challenging times Innovation as a key element within the alliance Continue delivering on execution in the second year of the alliance Advancing towards a Diagnostic integrated model Progressing on Our Strategic Alliance Under a Successful New Business Model Key Takeaways Robust capabilities and broader portfolio through the integrated Bioscience commercial platform under SRAAS

- 166 - 2021 Investor & Analyst Day June 21 Leveraging Our Experience and Capabilities to Meet the Needs of National Customers Canada Joel Abelson – President Bioscience Commercial

- 167 - 2021 Investor & Analyst Day June 21 Grifols is Well-Positioned to Meet Canada’s Needs Deep experience in the Canadian market, with more than 30 years as the primary fractionator for Canada’s blood operators One of the highest IG usage per capita with one of the lowest plasma donation rates The pandemic heightened the urgency for plasma self- sufficiency/domestic production Grifols is supporting Canada’s path towards self- sufficiency by partnering with Canadian Blood Services to enhance security of supply in a novel proof-of- concept partnership model Only large-scale domestic manufacturing facility and uniquely positioned for continued growth across full platform of service offerings Grifols Montreal Facility

- 168 - 2021 Investor & Analyst Day June 21 Over 30 Year History as the Primary Fractionator for Canada’s Blood Operators Building On A Legacy • Accountable to Canadians for a safe, secure blood system • Funded by the provincial and territorial Ministries of Health • Responsible for procurement of plasma derived medicines Domestic IG 60.4% C1 (21.9%) Albumin 3.2% Others 9.6% AAT 2.7% vWF 2.2% 37.7 million Total Population Canadian Blood Services (CBS) All regions except Québec 77% Source: Market research Bureau, Canada 2019/20, Statistics Canada 1 Without recombinant factors (period 2019/20) Canadian Blood Services and Héma-Québec Canada’s Blood Operators Canadian Plasma Proteins Market1 USD 582 million Grams of IG distributed by Blood Operators Héma-Québec Québec 23% 9,150 kg 29% 71% Héma-Québec Canadian Blood Services 16%

- 169 - 2021 Investor & Analyst Day June 21 One of the Highest IG per Capita. One of the Lowest Plasma Donation Rates Plasma Opportunity in Canada • Canada’s plasma volumes sent for fractionation are primarily from recovered plasma • Few source plasma (apheresis) collection centers have been established (non-remunerated model) Liters collected per 1,000 population United States: 113 L Austria: 75 L Czechia: 45 L Germany: 36 L Spain 8 L Canada 8.8 L Canada 243g per 1,000 population (CBS figures) Canada is one of the highest users of Ig per capita… 8.8L collected per 1,000 population … but has one of the lowest plasma donation rates Sources: Bédard, J.P. (2020) “Navigating Complexity: Ensuring Security of Supply.” Canadian Blood Services, Jaworski, P. (2020) “Bloody Well Pay Them: The Case for Voluntary Remunerated Plasma.” Adam Smith Research Trust, Medical Research Bureau, Canada 2019/20. Calculation from ‘Protecting Access to Immune Globulins for Canadians – Final Report of the Expert Panel. Health Canada. 2018. 0% 5% 10% 15% 20% 25% 0 1.000.000 2.000.000 3.000.000 4.000.000 5.000.000 6.000.000 7.000.000 2013-2014 2014-2025 2015-2016 2016-2017 2017-2018 2018-2019 2019-2020 IG grams shipped Sufficiency rate IG grams shipped and rate of sufficiency 13.7% 21.7% Risk modeling suggests 50% target for IG sufficiency to meet needs of critical patient groups (for which no alternative exists) 7,000,000 6,000,000 5,000,000 4,000,000 3,000,000 2,000,000 1,000,000 (2017 data)

- 170 - 2021 Investor & Analyst Day June 21 Enhancing Domestic Supply Security Through Partnership With CBS On the Path Towards Self-Sufficiency “Grifols, with more than three decades providing trusted plasma medicines to Canadians, is extremely pleased to deepen its relationship with Canadian Blood Services to expand Canada’s plasma-collection infrastructure to meet the growing demand for plasma therapies and enhance the health and quality of life of the Canadian patients who depend on them.” Joel Abelson, President Grifols’ Bioscience Commercial Division State-of-the-art plasma donor center opens in Sudbury Media Release December 16, 2020 “Through a unique consultative partnership, we have had the opportunity to learn from the best practices Grifols has refined to improve and streamline our plasma collections in our new plasma donor centres. As the national blood authority, Canadian Blood Services will continue to deliver on our mandate to support patients by operating the national blood system guided by the principles outlined by Justice Horace Krever.” Jean-Paul Bédard, Vice-President Plasma Operations, Canadian Blood Services Lethbridge, Alberta Kelowna, British Columbia Sudbury, Ontario Sudbury’s center is the first of three new Canadian Blood Services dedicated plasma-donor centers that are opening across Canada. First announced in August 2019, these donor centers represent a proof- of-concept approach aimed at offering an optimized collections model that leverages Canadian Blood Services’ extensive expertise and industry best practices for plasma collection. Sources: Media Release, December 16, 2020 “State-of-the-art plasma donor centre opens in Sudbury. Canadian Blood Services

- 171 - 2021 Investor & Analyst Day June 21 Grifols’ is committed to helping countries reach self- sufficiency of plasma- derived medicines For 30+ years, Grifols has been the primary fractionator of Canadian plasma under contract manufacturing services Uniquely positioned for continued growth across full platform of service offerings Strengthening Grifols’ presence in Canada, building on a legacy of partnership in Canada’s blood system Only large-scale domestic manufacturing facility Leveraging Our Experience and Capabilities to Meet the Needs of National Customers Key Takeaways Market opportunity as demand continues to grow and IG use per capita is one of the highest in the world

- 172 - 2021 Investor & Analyst Day June 21 Driving Resource Allocation to Support Further Growth and Profitability Finance Alfredo Arroyo – Chief Financial Officer

- 173 - 2021 Investor & Analyst Day June 21 Delivering on Our Commitments 1

- 174 - 2021 Investor & Analyst Day June 21 Driving long-term sustainable growth across all divisions Reinforcing our international expansion through SRAAS in China and alliances in Canada and Egypt 2020 IAD Key Takeaways Delivering on Our Commitments Continuous CAPEX to support future growth Increasing plasma supply through organic and inorganic initiatives Integrated innovation efforts as a core strategic pillar Deleveraging and securing liquidity remain key priorities

- 175 - 2021 Investor & Analyst Day June 21 2020 IAD Key Takeaways Delivering on Our Commitments Driving long-term sustainable growth across all divisions Continuous CAPEX to support future growth Increasing plasma supply through organic and inorganic initiatives Integrated innovation efforts as a core strategic pillar Reinforcing our international expansion through SRAAS in China and alliances in Canada and Egypt Deleveraging and securing liquidity remain key priorities (March ‘21 up to EUR 1bn+) 2016 2019 4.000 2017 2018 2020 500 3.500 4.500 +7% Bioscience Diagnostic Bio Supplies Hospital €m Revenues +7% +4% +4% +41% 268 271 252 332 308 2016 2018 2017 2019 2020 €1,400m+ in CAPEX over the last 5 years Efficiencies Organic growth Inorganic growth €1,500m+ in innovation over the last 5 years 294 311 291 329 298 2016 2017 2020 2019 2018 Since last IAD… U.S. +43 plasma centers Since last IAD… Hungary +7 plasma centers Egypt +20 plasma centers (opening in 2H 2021) (15-20 new plasma centers in 2H)

- 176 - 2021 Investor & Analyst Day June 21 Proven Resilience During Unprecedented Times 2

- 177 - 2021 Investor & Analyst Day June 21 2020 COVID Impacts Proven Resilience During Unprecedented Times 1,141 1,219 1,223 1,434 1,324 155 28.2% 28.2% 27.3% 28.1% 27.7%1 26% 27% 27% 28% 28% 29% 29% 30% 30% 0 200 400 600 800 1.000 1.200 1.400 1.600 2016 2017 2018 2019 2020 COVID Impact EBTIDA EBITDA Margin 4,050 4,318 4,487 5,099 5,340 2016 2017 2018 2019 2020 2020 2020 Revenues (€M) EBITDA Reported (€M) EUR -155m Most significant impacts on EBITDA 2020 (€M) + - Cost containment plan +112 NAT COVID test +49 Sub-activity costs -205 Lower Bioscience sales -111 Impact in P&L 2020 • Price increases (mid-single digit growth) • 50% of revenue growth from new product launches • Bioscience topline performance impacted in Q4 by lower plasma collections • Cost per liter increase + - 1 Excluding COVID-19 impact on EBITDA and considering reported sales

- 178 - 2021 Investor & Analyst Day June 21 2021 COVID Impacts Proven Resilience During Unprecedented Times + - Estimated Impact in P&L for 2021 • Price increases (mid-single digit growth) • Product mix including recent product launches • Expected sales rebound in the last part of 2021 thanks to sustained solid demand and recovery in plasma collections • Optimization and efficiencies: Continuation of most of the 2020 cost containment measures in 2021 and beyond • Larger contribution from SRAAS • Bioscience topline performance impacted by lower plasma collections • Cost per liter increase derived from higher donor fees and fixed costs under absorption • R&D efforts stemming from the integration and development of new acquisitions Solid Fundamentals: 2021 still some challenges. 2022 back on track

- 179 - 2021 Investor & Analyst Day June 21 Key Drivers to Support Further Growth and Profitability 3

- 180 - 2021 Investor & Analyst Day June 21 Key Drivers to Support Further Growth and Profitability Structural costs optimization plan Divest non-strategic business lines Deleveraging Innovation Fit for Growth SG&A R&D Net Revenue Gross Margin Profitability Virtuous Cycle

- 181 - 2021 Investor & Analyst Day June 21 Divest Non-Strategic Business Lines Resetting Cost Base to Promote Innovation Cost Optimization and Divest Non-Strategic Lines Structural Cost Optimization Plan • Identified further cost reduction opportunities • Maintain EUR c.100m in annual run-rate cost savings • Targeted administrative and support functions, as well as other non-strategic activities • Driving improved focus on capital allocation on core divisions/business lines • Active efforts to divest non-strategic business lines • Each division will contribute to value creation Increasing Profitability Through Driving Innovation

- 182 - 2021 Investor & Analyst Day June 21 4.8 4.4 4.6 4.3 4.8 4.5 4.3 4.2 4.1 4.4 4.1 4.5 5.1 3,5 4 4,5 5 5,5 6 1Q2018 2Q2018 3Q2018 4Q2018 1Q2019 2Q2019 3Q2019 4Q2019 1Q2020 2Q2020 3Q2020 4Q2020 1Q2021 Strategic Investments Led to a Higher Leverage Ratio Focus on Deleveraging and Securing Liquidity Leverage ratio Target Debt and leverage ratio remain a key priority Efforts to reduce debt without missing strategic opportunities Securing liquidity 4.0x COVID impact Green Cross: 0.3x Alkahest: 0.2x Gigagen: 0.1x BPL: 0.4x Kedrion: 0.1x

- 183 - 2021 Investor & Analyst Day June 21 M&A to Support Growth and Profitability 4

- 184 - 2021 Investor & Analyst Day June 21 Demonstrated Ability to Successfully Expand Successful Track Record to Support Growth €m 2,303 2,621 2,742 3,355 3,935 4,050 4,318 4,487 5,099 5,340 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 CAGR +10% Talecris (EV $4.0bn) Novartis Transfusion Diagnostic (EV $1.675bn) Hologic, share in NAT unit (EV $1.85bn) Interstate Blood Bank (IBBI) (100%) KedPlasma 6 plasma centers in the U.S. Access Biologicals (49%) Kiro Grifols (90%) Haema (100%) Biotest 24 plasma centers in the U.S. MedKeeper (100%) Alkahest (100%) Green Cross (Korea) Fractionation facility in Canada and 11 centers in the U.S. Alliance with Egyptian government BPL & Kedrion 32 plasma centers in the U.S. GigaGen (100%) 2016-2020 Acquisitions SRAAS

- 185 - 2021 Investor & Analyst Day June 21 Consolidating Our Competitive Advantage Securing Our Plasma Supply • 25 U.S.-based plasma centers that obtain 1m liters of plasma/year • USD 370 million Q1 2021 Acquisition of 25 plasma centers from BPL • 7 U.S.-based plasma centers that obtain 240k liters of plasma/year • USD 55 million Q2 2021 Acquisition of 7 plasma centers from Kedrion • 11 U.S.-based plasma centers that obtain 350k liters of plasma/year • USD 90 million Q4 2020 Acquisition of 11 plasma centers from Green Cross • 7 Hungary-based plasma centers that obtain 120k liters of plasma/year Q1 2021 Plasma Supply Agreement in Hungary Increase Grifols’ plasma supply and expand, diversify and reinforce our plasma-center network

- 186 - 2021 Investor & Analyst Day June 21 Integrating Alkahest and GigaGen Enhancing Our Innovation Strategy September 7, 2020 March 9, 2021 • Its protein-targeted assets and non-plasma derived therapeutics projects can help Grifols diversify while retaining its focus on the science of plasma • USD 146 million Acquisition of the remaining 55% equity of GigaGen Acquisition of the remaining 56% stake of GigaGen • Acquisition of the remaining 56% share capital of the U.S. biopharmaceutical company • USD 80 million Diversifying and reinforcing our pipeline by exploring solutions beyond plasma in order to accelerate our plan for sustained margin expansion

- 187 - 2021 Investor & Analyst Day June 21 Canada, Egypt and China Lead the Way Global Expansion Through New Business Models November 24, 2020 Strategic alliance with the Egyptian government • Strategic agreement to develop the local plasma-derived therapies market by opening 20 plasma centers and building production facilities in Egypt • The plasma centers will initially collect around 600k liters plasma/year. The plant will have a fractionation capacity of up to 1m liters/year • Fractionation plant with a 1.5m-liter annual capacity and two purification plants • Grifols is now the only large-scale commercial manufacturer of plasma products in Canada • USD 370 million October 1, 2020 Closing of the acquisition of Green Cross fractionation plant in Canada Multi-level approach to enter new markets and become a reliable long-term partner while helping countries bolster their self-sufficiency

- 188 - 2021 Investor & Analyst Day June 21 102 149 188 -220 88 202 -300 -200 -100 0 100 200 300 0 50 100 150 200 2018 2019 2020 EBITDA Net Profit 38 126 179 0 50 100 150 200 2018 2019 2020 2018 2019 2020 Grifols Bx China SRAAS 466 657 747 Delivering Solid Performance SRAAS Continues to Outperform 2019 2020 Revenue 374 Variation vs. 2018 149 88 +43% +45% +$307m 422 188 202 40% 45% +7% +20% +118% Variation vs. 20192 24% 48% ($M) 1 Includes China, Hong Kong SAR, Taiwan and Macao SAR; 2 Growth rate based on currency consistency assumption Margin • Unparalleled short-, mid- and long-term growth opportunity • China is Grifols’ third-largest sales market, representing its leading market for albumin and third most important market for the Diagnostic Division • High potential for value creation thanks to synergies • Strong cash flow generation; no debt • SRAAS has become the exclusive distributor of Grifols’ plasma-derived products in China, with a robust sales network of 500+ distributors EBITDA Margin SRAAS ($M) P&L Variations Net Profit SRAAS + Grifols Bioscience in China1 ($M) Revenue Trend EBITDA and Net Profit Trend Operating Cash Flow

- 189 - 2021 Investor & Analyst Day June 21 Enhancing Investor Communications Clear focus on ESG and integrated reporting Further promote our transparency on ESG-oriented initiatives Recognized among the world’s most sustainable companies: DJSI, Euronext Vigeo, FTSE4Good, Bloomberg Gender Equality Index and S&P Global Ratings Fluid and transparent communications are crucial, especially during these unprecedented times Grifols is intensifying its efforts to maintain a reinforced constant dialogue with stakeholders In light of the recently issued norm by the Spanish Law and embraced by the Spanish Stock Exchange (CNMV) and the fact that Grifols’ performance is not quarterly driven, the company will henceforth release its earnings results on a half year basis ESG Fluid and Transparent Communications Earnings Releases

- 190 - 2021 Investor & Analyst Day June 21 Streamlined focus on value creation fundamentals Active efforts to divest non-strategic line of businesses Clear focus on ESG and integrated reporting Half Year earnings release Increasing profitability through driving innovation Successful track record of organic and inorganic growth Driving Resource Allocation to Support Further Growth and Profitability Key Takeaways Deleveraging and liquidity remain a key priority

- 191 - 2021 Investor & Analyst Day June 21 Shaping the Industry’s Sustainability Standards Environmental, Social and Governance Thomas Glanzmann – Vice-Chairman of Grifols’ Board of Directors and Chairman of Grifols’ Sustainability Committee Nuria Pascual – VP Corporate Treasury & Investor Relations Officer

- 192 - 2021 Investor & Analyst Day June 21 Building on Our Heritage to Foster Sustainability as a Strategic Pillar 1

2021
Investor & Analyst Day
June 21

Sustainability in Our DNA Since 1909…

Built Historically on Our Strong Corporate Values

- **1909**
- **1928** – **Transfusion Flebula** for indirect blood transfusions
- **1943** – Plasma **lyophilization** and preparation of freeze-dried plasma for transfusion (Spain)
- **1945** – 1st Private **blood & plasma bank** in Spain
- **1951** – **Plasmapheresis** development, facilitating plasma collection & plasma therapies
- **1969** – **1st anti-Rh hyperimmune globulin** to prevent blood incompatibility
- **1989** – Plasma double virus inactivation, coagulation factors for **hemophilia**
- **2004** – Plasma exchange + albumin as treatment for **Alzheimer's**
- **2014** – Blood & plasma screening: pathogen testing with **NAT Technology**
- **2016** – Hyperimmune globulin to treat **Ebola**
- **2020** – Tests & specific plasma therapies for **SARS-CoV-2**

Pride	Safety	Effort	Commitment	Excellence	Teamwork	Innovation & Improvement

Our Core Values

GRIFOLS
基立福
جريفولز

- 193 -

- 194 - 2021 Investor & Analyst Day June 21 Commitment Based on Ethical Leadership and Internationally Recognized … Strengthened Through Our Governance 2020 Definition and approval of sustainability strategies, policies and practices • Establish the core principles and commitments regarding environmental, social and governance issues in our business model • Supervise the integration of financial and non-financial information in ESG initiatives Audit Committee Board of Directors Appointments & Remuneration Committee Sustainability Committee + Sustainability Policy Reinforce our fundamental Principles and commitments regarding our ESG responsibility Sustainability Executive Committee Led by Investor Relations Promote a well managed and coordinated sustainability strategy at all organizational levels

- 195 - 2021 Investor & Analyst Day June 21 On the Path Towards 2030 and Beyond Led by Our 4 Pillars Integrating Sustainability in Our Strategy 2030 Climate change strategy Waste recovery and eco- efficiency Economic performance and innovation Commitment to patients, plasma and plasma donors and bioethics Attracting and retaining talent, occupational health and safety and welfare Sustainability Plan grounded on 4 pillars Talent pool Commitment with patients and donors Social impact Environmental responsibility

- 196 - 2021 Investor & Analyst Day June 21 Sustainability Plan: Our Commitments 2

- 197 - 2021 Investor & Analyst Day June 21 Sustainability Plan: Our Commitments Our People Commitment to Donors and Patients Impact on Society Environmental responsibility

- 198 - 2021 Investor & Analyst Day June 21 Offer competitive pay packages and properly compensate employees Encourage teamwork to drive innovation by sharing insights and experiences Ensure the ongoing improvement of its occupational health, well-being and safety Our Commitment Promotes Equality, Diversity, Inclusion and Development Our People Is Our Top Priority Offer a professional development fostering continuous training Continued efforts to promote effective equality Reflect a diverse and inclusive company

- 199 - 2021 Investor & Analyst Day June 21 Equal Opportunities, Diversity and Professional Development Our People Is Our Top Priority Gender Pay Gap 3.1% Spain 2.2% U.S. 1.3% Germany 2 M Training Hours Diverse and inclusive company Continuous training adapted to the needs of each employee 62% of promotions are women Workforce at Grifols 23,655 employees 40% 60% 88nationalities Ongoing efforts to effectively promote equality Professional development model focused on strengths and areas for growth 36% 64% 99 hours average per person

- 200 - 2021 Investor & Analyst Day June 21 Ensuring Non-Discrimination and Donor Health, Safety and Well-Being Commitment to Donors and Patients Protecting the health, safety, well-being and dignity of plasma donors is critical Our donation centers adhere to the highest quality and safety standards to guarantee donors’ health No distinction is made with regard to the volume of plasma collected or donors’ weight Compensation policy applies equally to all donors Non-discrimination on the basis of gender, race, ethnicity or socioeconomic status Same quality and safety criteria applied in all Grifols plasma centers and for all donors

- 201 - 2021 Investor & Analyst Day June 21 Promoting patient engagement by offering up-to-date information about plasma-collection efforts Grifols’ Commitment to Patients is Based on Three Pillars Commitment to Donors and Patients Collaborations and Programs Access to treatments Production capacity and supply commitment Awareness campaigns to highlight the role of plasma Advocacy initiatives to help patients receive access to plasma-derived treatment Comprehensive support programs Grifols has made strategic investments in recent years to increase its access to plasma and led other initiatives to ensure an uninterrupted supply of plasma-derived medicines throughout 2020 Price-setting policy grounded on two core principles: • Cost should never be an obstacle to receiving optimal treatment • Price should guarantee long-term sustainability and reinforce commitment to innovate 1 2 PatientCare programs >€11 m of plasma-derived medicines donated in 2020

- 202 - 2021 Investor & Analyst Day June 21 Our Sustainable Business Model Pursues Social Value Commitment to Donors and Patients Total Social Value Impact €6.2bn Donors €1,828M Social Value Ratio 2.1x Community €722M Patients (1) €3,636M Physical and psychological well-being Healthier lives Educational expenses Financial stability Healthcare access Economic impact in donor communities Improvement in Quality of Life (1) Corresponds to the high end of the sensitivity analysis performed

- 203 - 2021 Investor & Analyst Day June 21 Social Action Plan Our Contribution to Social Progress Education Health and Well-being Local Development Environment Help promote access to education and equality of opportunities in communities where Grifols operates Contribute to driving positive change: gender equality, ethics and values Promote and improve access to healthcare Promote science as a driver of positive change Direct and foundation-led initiatives Build close ties in donor communities and areas where production facilities are located Community programs in other countries and humanitarian aid Contribute to recover and enhance natural and environmental patrimony Direct initiatives and joint projects in collaboration with nature conservation associations

- 204 - 2021 Investor & Analyst Day June 21 Creating Value Beyond Financial Performance Our Contribution to Social Progress Grifols’ Socio-Economic Contributions growth +15% €43bn Total economic impact New jobs +44k 2020 €7.5bn Total economic impact x1.8 Grifols’ contributions double its impact in the U.S. economy 140k Total jobs X6.2 Grifols generates 6.1 jobs in the U.S. for every one job it creates 2015-2020 growth +42%

- 205 - 2021 Investor & Analyst Day June 21 Our Six Commitments for 2030 Environmental Responsibility Emissions Reduction Energy Efficiency Renewable Energies Decarbonization Circular Economy Protect Biodiversity Reduce greenhouse gas emissions per unit of production by Increase energy efficiency per unit of production Consume 70% of electricity from renewable sources Facilitate decarbonization in business travel and employee commutes Continue to implement measures in every stage of the operational life cycle Protect biodiversity and promote CO2 capture on our properties through the Grifols Wildlife Program 40% 15% 70% PROGRESS IN 2020 20% PROGRESS IN 2020 63% PROGRESS IN 2020 5.4%

- 206 - 2021 Investor & Analyst Day June 21 Shaping the Industry’s Sustainability Standards Key Takeaways Since our beginnings in 1909, we have continually strengthened our commitment to generate social impact Our commitment promotes equality, diversity, inclusion and talent development Significant progress on 2030 environmental targets Non-discrimination and measures to ensure donors’ health, safety and well-being Creating social value beyond financial performance Supporting patients through access to treatment, awareness campaigns and support programs

- 207 - 2021 Investor & Analyst Day June 21 Final Remarks Innovation at the Core of Our Decisions to Drive Profitable Growth Víctor Grífols Deu – Co-CEO

- 208 - 2021 Investor & Analyst Day June 21 524 2005 2020 2015 2010 5,340 Since 2005, We Have Excelled in 3 Core Pillars Leading to a 10 Fold Growth Excelling in Grifols’ Core Pillars Plasma Procurement Engineering & Manufacturing Commercialization / Global Expansion Innovation Focus in excelling in 3 out of 4 pillars x10 Talecris acquisition IPO

2021
Investor & Analyst Day
June 21

A Solid Basis

Emerging Stronger From the Pandemic; Results to Start Paying Off in the Short-term

Recent activity to reinforce core business


+2 plasma center
Canada alliance
+7 plasma centers
ALKAHEST
A Grifols Company
GigaGen
+43 plasma centers
SRAAS partnership
JV Egypt
(+20 centers[1])

Increasing plasma supply (~80 centers[2])

Expanding globally & evolving industry paradigm

Expanding innovation ecosystem with new and powerful platforms

Margin improvement

Continue with structural costs optimization plan

+

Divest non-strategic business lines

[1] 10 of 20 centers to be opened during 2021; 2. Total DCs opened from 2020 Q4 until end of 2021

GRIFOLS
基立福
جريفولز
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- 210 - 2021 Investor & Analyst Day June 21 Collecting Results From New Innovation Approach While Paving the Way for the Future Innovation Foundations for innovation as growth engine Recent innovation results New Scientific Innovation Organization Expand towards a holistic approach in our core therapeutic areas (Internal, External, Plasma, Non-plasma) Powerful legacy & promising platforms Internal plasma innovation Plasma innovation out licensed Non-plasma innovation in licensed Diagnostics Innovation SARS-CoV-2 … and still in ramp-up stage 50% of 2020 growth … +

2021
Investor & Analyst Day
June 21

Innovation

A Global Ecosystem to Deliver Value in Our Core Therapeutic Areas

New Ecosystem


Grifols Internal Research
Strategic Alliances
(e.g. Rigel, J&J)
Investigator sponsored research
External research collaborations
(e.g. Universities, public & private institutions)
Invested companies
(e.g. Araclon, AlbaJuna)
New platforms
(e.g. Alkahest, GigaGen)
GRIFOLS

Footprint


Hub SF Area, CA
Emeryville, San Carlos LA, San Diego & South San Francisco, CA
Bioscience and Diagnostic
Hub RTP, NC
Research Triangle Park, NC
Bioscience
Dublin
Bioscience
Andorra
Immunology
Düdingen, Switzerland
Diagnostic
Hub Europa
Barcelona, Bilbao and Zaragoza, Spain
Bioscience and Diagnostic
+1,100 employees

Therapeutic areas

Immunology & Infectious Diseases	Neurology	Pulmonology
Hepatology & Intensive Care	Hematology	Ophthalmology *New Addition*

GRIFOLS
基立福
جريفولز
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- 212 - 2021 Investor & Analyst Day June 21 Innovation to Drive Profitable Growth Innovation Ambition Structural costs optimization plan Divesting non-strategic business lines Project prioritization Revenue Gross margin Revenues from new product launches Sources to fund innovation 2030+ 4% 2020 20% Steady product launches

- 213 - 2021 Investor & Analyst Day June 21 Moving Forward, Innovation Will Be the Engine of Profitable Growth Innovation 2005 2020 2030 + Plasma Procurement Engineering & Manufacturing Commercialization / Global Expansion Innovation Stronger & resilient infrastructure to deliver on short term Innovation as an engine of profitable growth Short – mid term Long term Leading in industry paradigm evolution Harvesting recent innovation results

2021 Investor and Analyst Day June 3, 2021

- 215 - 2021 Investor & Analyst Day June 21 Glossary

- 216 - 2021 Investor & Analyst Day June 21 Glossary • Alpha-1 antitrypsin deficiency (AATD): Inherited disease characterized by low levels of, or no,alpha-1 antitrypsin (AAT) in the blood. This protein made in the liver, reaches other organs (such as the lungs), after being released into the blood stream, enabling its normal function. • Albumin: The most abundant protein found in plasma (approximately 60% of human plasma). Produced in the liver, it is important in regulating blood volume by maintaining the oncotic pressure of the blood compartment. • Alzheimer’s disease (AD): This is the most common form of dementia. This incurable, degenerative, and terminal disease was first described by German psychiatrist and neuropathologist Alois Alzheimer in 1906 and was named after him. • American Society for Apheresis (ASFA): An organization of physicians, scientists, and allied health professionals whose mission is to advance apheresis medicine for patients, donors and practitioners through education, evidence-based practice, research and advocacy • Autoimmune disease: Condition in which the immune system mistakenly attacks healthy cells. • Babesiosis/Babesia virus: Disease caused by microscopic parasites that infect red blood cells. • Beta-amyloid: Protein strongly implicated in Alzheimer’s diseases. Beta-amyloid is the main component of certain deposits found in the brains of patients of Alzheimer’s disease. • CIDP (Chronic Inflammatory Demyelinating Polyneuropathy): Neurological disorder which causes gradual weakness, numbness, pain in arms and legs and difficulty in walking. • Cirrhosis: Medical condition which is a result of advanced liver disease. It is characterized by there placement of liver tissue by fibrosis (scar tissue) and regenerative nodules (lumps that occur due to attempted repair of damaged tissue). • Chronic Lymphocytic Leukemia (CLL): a type of cancer of the blood and bone marrow — the spongy tissue inside bones where blood cells are made • COVID-19: Infectious disease caused by a new strain of coronavirus. ‘CO’ stands for corona, ‘VI’ for virus, and ‘D’ for disease. • ELISA: Enzyme-linked immunosorbent assay. • EMA: European Medicines Agency. • EPCM: Engineering, Procurement, Construction Management. • Factor VIII or FVIII: This is an essential blood clotting factor also known as anti-hemophilic factor(AHF). In humans, Factor VIII is encoded by the F8 gene. Defects in this gene results in hemophilia A, a sexlinked disease that occurs predominantly in males. FVIII concentrated from donated blood plasma, or alternatively recombinant FVIII, or rFVIII can be given to hemophiliacs to restore hemostasis.

- 217 - 2021 Investor & Analyst Day June 21 Glossary • Factor IX: This is an important blood clotting factor also known as Christmas factor or plasma thromboplastin component (PTC). It is one of the serine proteases of the coagulation system and belongs to the peptidase family S1. In humans, a deficiency of this protein causes hemophilia B, a sex-linked disease that occurs predominantly in males. • FDA: Food and Drug Administration. U.S. Health Authority. • Fibrin sealant: Surgical adhesive material derived from plasma. • Fibrinogen: Coagulation factor found in human plasma crucial for blood clot formation. • Fractionation: Process of separating plasma into its component parts, such as albumin, immunoglobulin, alpha-1 antitrypsin and coagulation factors. • HBV: Hepatitis B Virus. • HCV: Hepatitis C Virus. • Hematology: The study of blood, blood-forming organs, and blood diseases. • Hemoderivative: Proteins obtained by fractionation of human blood plasma. See plasma derived proteins. • Hemophilia: Genetic deficiency characterized by the lack of one of the clotting factors. It has two main variants: ꟷ Hemophilia A: genetic deficiency of coagulation Factor VIII, which causes increased bleeding (usually affects males). ꟷ Hemophilia B: genetic deficiency of coagulation Factor IX. • Hemotherapy: Treatment of a disease using blood, blood components and its derivatives. • HEOR: Health Economics Outcomes Research • HIV: Human Immunodeficiency Virus. • Hyperimmune globulin: class of immunoglobulins prepared in a similar way as for normal human immunoglobulin, except that the donor has high titers of antibody against a specific organism or antigen in their plasma. • IA: Immunoassays. These are systems available in several formats that may be used to detect antibodies, recombinant proteins or a combination of the two. • Immunoglobulins: Also known as antibodies, are proteins derived from plasma. They control de body’s immune response. They have multiple indications and some of their main uses are to treat: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases and (iii) acute infections. IVIG is an immunoglobulin administered intravenously that contains IgG (immunoglobulin (antibody) G).

- 218 - 2021 Investor & Analyst Day June 21 Glossary • Intravenous: Administration of drugs or fluids directly into a vein. • Immunohematology: A branch of hematology related to the study of recombinant proteins and antibodies and their effects on blood and the relationships between blood disorders and the immune system. Also referred to as Transfusional Medicine – blood bank, its main activities include blood typing, compatibility tests and crossmatching and antibody identification. • Immunology: This is a branch of biomedical science that covers the study of all aspects of the immune system in organisms. It deals with the physiological functioning of the immune system in states of both health and disease; malfunctions (autoimmune diseases, hypersensitivities, immune deficiency, transplant rejection) and the physical, chemical and physiological characteristics of the components of the immune system in vitro, in situ, and in vivo. • Immunoglobulin (IgG): Also known as antibodies, are proteins derived from plasma. They control de body’s immune response. They have multiple indications and some of their main uses are to treat: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases and (iii) acute infections. IVIG is an immunoglobulin administered intravenously that contains IgG (immunoglobulin (antibody) G). • ITP (Chronic immune thrombocytopenia): Autoimmune disorder in which patients produce antiplatelet autoantibodies and specialized white blood cells that destroy their blood platelets. This results in a low blood platelet count (thrombocytopenia) that may produce bruising or excessive bleeding. • IVD: In vitro Diagnostic. • IV solutions/Intravenous solution: Medicine or homogeneous mixture of a substance in liquid, enabling it to be infused into the circulatory system through a needle. • Molecular Diagnostics: Discipline that studies genomic (DNA) and proteomic (proteins)expression patterns and uses the information to distinguish between normal, precancerous, and cancerous tissues at the molecular level. • Monoclonal antibody (mAb): Antibody produced by a single clone of cells typically used in immunotherapy (such as in the treatment of autoimmune or inflammatory disorders and cancer), diagnostic testing and cell identification and tracing. Monoclonal antibodies are a cornerstone of immunology and are increasingly coming into use as therapeutic agents. • Myasthenia Gravis (MG): Chronic autoimmune, neuromuscular disease that causes weakness in the skeletal muscles that worsens after periods of activity and improves after periods of rest. These muscles are responsible for functions involving breathing and moving parts of the body.

- 219 - 2021 Investor & Analyst Day June 21 Glossary • NAT: Nucleic Acid Amplification Testing. • Neovascular Age-Related Macular Degeneration (nAMD): is a disease that impacts the central area of the retina in the eye, called the macula. • Neurology: Science that deals with the anatomy, functions and organic disorders of nerves and the nervous system. • Ophthalmology: is a branch of medicine and surgery that deals with the diagnosis and treatment of disorders of the eyE • Pandemic: The worldwide spread of a new disease. • PCR: Polymerase chain reaction is a method widely used to rapidly make millions to billions of copies of a specific DNA sample, allowing scientists to take a very small sample of DNA and amplify it to a large enough amount to study in detail. • pdFVIII: Plasma-derived Factor VIII. • Parkinson Disease Dementia (PDD): complex neurodegenerative disorder where each patient experience different combination of motor and non-motor symptoms • Pharmacovigilance: Practice of monitoring the effects of medical drugs after they have been licensed for use, especially in order to identify and evaluate previously unreported adverse reactions. • Plasma: Yellow-coloured liquid part of the blood, consisting of a mix of a large number of proteins in solution. • Plasma-derived proteins: Purified plasma proteins with therapeutic properties that are obtained through the fractionation of human plasma. Albumin, immunoglobulins, factor VIII and alpha-1 antitrypsin are the main plasma proteins. • Plasmapheresis: Plasmapheresis is a technique which separates plasma from other blood components, such as red blood cells, platelets and other cells. These unused blood components are suspended in saline solution and immediately reinjected back into the donor. Because the donor is only providing plasma and not whole blood, the recovery process is faster and better tolerated, and the donor is able to make donations more frequently. Plasmapheresis was developed by Jose Antonio Grifols Lucas in the year 1951. It is the only procedure that is capable of obtaining sufficient quantities of plasma to cover the manufacturing needs for the different plasma protein therapies. • Plasma Proteomics: is a term which describes the high-throughput analysis of plasma biomarkers using very powerful, sensitive and specific instruments. • PPTA: Plasma Protein Therapeutics Association. • Primary immunodeficiency (PID/PIDD): Inherited condition where there is an impaired immune response, weakening the immune system and allowing infections and other health problems to occur more easily. It may be in one or more aspects of the immune system.

- 220 - 2021 Investor & Analyst Day June 21 Glossary • ProlastinR/ProlastinR -C: This is a concentrated form of alpha-1 antitrypsin (AAT), derived from human plasma and approved only for chronic, or ongoing, replacement therapy in people with genetic AAT deficiency. Given as prescribed, Prolastin raises the levels of AAT in the blood and lungs. Raising the AAT level may help reduce the damage to the lungs caused by destructive enzymes. • Pulmonology: is an area of medicine that focuses on the health of the respiratory system. Pulmonologists treat everything from asthma to tuberculosis. • Recombinant: Protein prepared by recombinant technology, coded by the manipulated gene. Procedures are used to join together segments in a cell-free system (an environment outside a cell organism). They are known as highly potent medicines that are safe from off-target side effects and take a shorter time to develop than small molecules. • rFVIII: Recombinant Factor VIII is the antihemophilic factor A, obtained using recombinant DNA technology. With this technology, pure factor is synthesized in the laboratory instead of being extracted from blood plasma. • ROW: Rest of the World. • SARS-CoV-2: Severe acute respiratory syndrome coronavirus 2 is the strain of coronavirus that causes coronavirus disease 2019 (COVID-19), the respiratory illness responsible for the COVID-19 pandemic. • Secondary immunodeficiency (SID) : Occurs when the immune system is compromised due to an environmental factor. Examples of these outside forces include HIV, chemotherapy, severe burns or malnutrition. • SCIG: Subcutaneous Immunoglobulin • Thrombin: Enzyme that presides over the conversion of a substance called fibrinogen to fibrin, which promotes blood clotting. • Transfusion medicine: Branch of medicine that encompasses among others, immunohematology, blood and plasma screening and blood typing. • West Nile Virus (WNV): Virus transmitted by mosquitoes. Humans are mainly infected through mosquito bites, but infection can occur through organ transplantation and blood. • Von Willebrand Disease (vWD): This is the most common hereditary coagulation abnormality described in humans, although it can also be acquired as a result of other medical conditions. It arises from a qualitative or quantitative deficiency of von Willebrand factor (vWF), a multimeric protein that is required for platelet adhesion. • Zika virus: Infectious disease spread by the bite of an infected Aedes species mosquito.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  June 3, 2021